Exhibit 99.2

Management’s Discussion and Analysis
December 31, 2015	M-1	Stantec Inc.

Management’s Discussion and Analysis

FEBRUARY 24, 2016

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the year ended December 31, 2015, dated February 24, 2016, should be read in conjunction with the Company’s 2015 audited consolidated financial statements and related notes for the year ended December 31, 2015. Our 2015 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All comparative share capital, earnings per share, dividends per share, and share-based payment transaction information have been adjusted for amounts previously reported for the two-for-one share split that occurred on November 14, 2014. Unless otherwise indicated, all amounts shown in this report are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

CORE BUSINESS AND STRATEGY

•	We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics. Our promise is to design with community in mind.

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture.

Management’s Discussion and Analysis
December 31, 2015	M-2	Stantec Inc.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

RESULTS

•	Continued profitability and organic growth. Our gross revenue grew 13.7% in 2015 compared to 2014. Of this gross revenue growth, 12.1% resulted from acquisitions and 7.5% was due to foreign exchange, which was partly offset by a 5.9% retraction in organic revenue. We achieved a 3.9% increase in our EBITDA, our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share was $1.65 in 2015 compared to $1.74 in 2014.

Our 2015 EBITDA was impacted by a decrease in gross margin and an increase in our administrative and marketing expenses—due in part to an increase in severance, acquisition and integration, and share-based compensation expenses, as well as a reduction in utilization. In addition, EBITDA was impacted by a non-operating loss related to the sale of our India subsidiary. Net income was also impacted by an increase in the amortization of our intangible assets from acquisitions and software additions. This was offset by a slight reduction in our annual effective income tax rate to 26.1% from 26.3% in 2014. See pages M-19 and M-20 in this Management’s Discussion and Analysis for further EBITDA and net income highlights.

•	Growth through acquisition. Acquisitions completed in 2015 and 2014 contributed $306.0 million to the increase in our gross revenue in 2015 compared to 2014. We completed six acquisitions in 2015 and eight in 2014. These acquisitions strengthened our presence in North America.

•	Strong balance sheet and liquidity. Our balance sheet remains strong. Cash flows from operations in the year supported acquisition growth and continued dividends. As at December 31, 2015, $252.1 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

OUTLOOK

•	We believe that we will achieve approximately 2% organic gross revenue growth in 2016 compared to 2015. We anticipate that our Canadian operations will benefit from increased activity in sectors and geographic regions not tied to the energy market and by sustained government infrastructure spending. We believe this will be offset by continued—but more modest—retractions in our Energy & Resources business operating unit. In the United States, where the economy continues to improve, we expect to achieve moderate organic gross revenue growth, the majority of which will be from the private sector. We anticipate a slight retraction in our International operations, mainly due to a decline in the mining industry. Overall, we expect to see moderate growth in our Buildings and Infrastructure business operating units and stability in Environmental Services, which as of January 1, 2016, became our fourth business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-3	Stantec Inc.

RISKS

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material known risks are described in the Risk Factors section of this report. We believe there will be increased activity in sectors and geographic regions that are linked to non-energy export markets as a result of the improving US economy and recent government infrastructure spending announcements in both Canada and the United States. Economic pressures and uncertainties, volatility in the Canadian/US exchange rate, volatility in energy and commodity prices, and changes in public infrastructure funding may adversely impact our current outlook for 2016.

Core Business and Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

CORE BUSINESS

We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

BUSINESS OBJECTIVE

Our business objective is to be a top 10 global design firm. Currently, we are a top 10 design firm in North America and a top 20 design firm globally. We continue to work diligently to be the top-tier service provider in the sectors and geographic locations we serve. While revenue and size are one way of measuring our position as top-tier, our position in the industry is also measured qualitatively for information that tells us about our position in a sector, local presence, and global expertise. We believe that our continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients with complex projects that span multiple disciplines around the world. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

STRATEGY

Comprehensive Planning Year

To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a three-year strategic planning process: a comprehensive planning year followed by three execution years. The third execution year is a comprehensive strategic review year. During that year, we develop our long-range (five-year) strategy, performing a more in-depth review of the market environment and industry and challenging the direction of past strategic plans. In the interim execution years, we focus on implementing and executing that long-range strategy. In 2015, we completed a comprehensive strategic review.

Management’s Discussion and Analysis
December 31, 2015	M-4	Stantec Inc.

Historically, our effective and resilient strategy has consistently provided shareholder value. After the 2015 strategic review, we determined that the key elements of our strategy will not fundamentally change over the next three years. However, we acknowledged that the opportunities and risks identified in our last comprehensive review have evolved and accelerated and continue to challenge our industry. Therefore, we need to evolve our strategy and consider certain adjustments.

Vertical integration into construction and participation in project financing by the larger engineering and construction firms is increasing, as is the overall acceptance of risk by large engineering firms in project delivery. Though our business has historically followed a fee-for-service model, we do have processes for evaluating, pursuing, and executing projects using alternative project delivery (APD) methods, such as various forms of design-build and public-private partnerships (P3s), and bundling engineering, procurement, and construction management (EPCM) services. So far, these APD services represent approximately 7% of our overall revenue but are expected to continue to grow. Some clients in select markets and business operating units are requesting approaches that are different from our current APD methods and are moving to more of an EPC delivery model, which places some forms of construction risk not found in our typical consulting and management services arrangements. In the next few years—for select projects, clients, and sectors—we will continue exploring our service delivery approach and risk appetite to better meet our clients’ needs.

Over the past few years, the dynamics of industry mergers and acquisitions have changed, the pace of consolidation has accelerated, and a number of our peers have expanded geographically through global diversification. Historically, our Company has focused our acquisition strategy on growth in design-related services in North America. An analysis of our projected growth and our ability to execute current growth plans shows increasing constraint in the number of suitable firms in our targeted North American marketplace.

Although we plan to continue our current disciplined acquisition approach, over the next few years, we will identify potential international acquisitions and determine whether they are suitable. We will do this by developing relationships, engaging in exploratory discussions, and identifying right-fit opportunities. This could include discussions with North American firms that have a significant international presence.

Purpose, Promise, and Values

Our Company’s purpose, promise, and values form the foundation of our strategy and have not changed from 2014. Our purpose is to create communities, and our promise is to design with community in mind. Our values follow:

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

Our values provide the principles that govern our employees and how we behave and make decisions. For each action-oriented value, we identify annual initiatives relating to talent management, learning and growth, client relationships, business processes, and operational and financial performance. (Our value statements, the results of our 2015 key initiatives, and our 2016 initiatives are further described in the Key Performance Drivers and Capabilities section of this report.)

Management’s Discussion and Analysis
December 31, 2015	M-5	Stantec Inc.

Strategic Elements

The elements of our strategy have not fundamentally changed. We expanded these elements and divided them into two groups—corporate and business.

Corporate Strategic Pillars

•	Design. Focusing on professional consulting and taking on little to no self-performed construction risk

•	Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations we serve

•	Diversification. Pursuing project and client diversification, thereby mitigating risk

•	Community presence. Using the strength of our local position to bring world-class expertise to the communities in which we live and work

•	Expanding our reach. Pursuing right-fit acquisitions in North America and selectively exploring international opportunities

•	Business conduct. Embracing safety and ethical business practices as the foundation for everything we do

Business Strategic Pillars

•	Single brand and systems platform. Using one common brand and operating the same systems with generally the same operational policies, practices, and programs

•	Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and local relationships

•	Balanced leadership model. Organizing and managing through a collaborative consensus-based approach, while supporting our local and global client focus

•	Technical excellence. Focusing on quality to provide value-added services through integrated quality management systems

•	Creative solutions. Focusing on creativity to provide value-added services

•	People. Attracting talent, developing our people, and providing a diverse and inclusive work environment

Business Model

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning.

Because of this diverse model, we can generally adapt to changes in market conditions by offsetting a decreased demand for services in one business operating unit or geographic location with an increased demand for services in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Also, we work on thousands of projects for hundreds of clients, ensuring that we do not rely on a few large projects for our revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments. These operating segments are based on our regional geographic areas. In addition, our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Management’s Discussion and Analysis
December 31, 2015	M-6	Stantec Inc.

The following information outlines the three main components of our business model: geographic diversification, business operating units, and life-cycle solutions.

Geographic Diversification

The first element of our business model is geographic diversification. We operate in three geographic regional operating units—Canada, the United States, and International. Our International offices are in the Middle East, the United Kingdom, and the Caribbean. In 2015, we earned 46% of our gross revenue in Canada, 51% in the United States, and 3% in International locations. With this diversification, we are able to leverage global expertise while we focus on our strong local presence.

Over the next three years, we expect that the majority of our revenue growth will come from within North America and that this will occur through both organic growth and acquisitions. During this time, we will gradually increase our geographic reach in other markets suited for, and receptive to, our services.

Canada. At December 31, 2015, we had approximately 8,100 employees in Canada. We benefit from a mature market position within each region. We view our strategic opportunities as follows:

•	Continuing to strengthen our infrastructure presence in the Greater Toronto Area and British Columbia

•	Building on the platform we established in Quebec with the 2015 acquisition of certain assets and liabilities of Dessau Inc., and diversifying our operations into the private sector in our Community Development sector and Energy & Resources business operating unit

•	Diversifying our services offered in Atlantic Canada so they are less focused on the resource sector

•	Further increasing our market presence in specific sectors, possibly through acquisitions in our Power and Water sectors

•	Continuing to pursue wins in P3s and APD markets, particularly in our Transportation and Healthcare sectors

United States. At December 31, 2015, we had approximately 6,900 employees in the United States, where economic growth is improving. Due to acquisitions over the last number of years, we are achieving critical mass and diversity across many sectors in many geographies.

We will remain focused on strengthening our service capabilities and reaching maturity in the markets we serve. We view our strategic opportunities as follows:

•	Expanding our presence across all sectors, although our primary focus for acquisition growth includes the following:

¡	Buildings market—expand into new geographies, particularly the US West, and diversify from healthcare

¡	Oil and gas sector in Texas, the power sector across many areas of the United States, and front-end permitting environmental services activities, particularly in the US West

¡	Water and transportation sectors in the US West

¡	Community development sector—rebuild our presence in large US housing markets such as Phoenix and add our presence in urban centers that are projected to have strong growth (e.g., Texas, the Mid-Atlantic, the Southeast)

•	Establishing a top-tier urban design and buildings presence that is anchored in a major city

•	Evaluating our strategic options to increase our presence and capabilities in the US federal market

Management’s Discussion and Analysis
December 31, 2015	M-7	Stantec Inc.

International. At December 31, 2015, we had approximately 200 employees in our International operations. The majority of revenue comes from our Buildings business operating unit and our Mining sector. During 2015, growth was positively impacted by healthcare projects secured in the Middle East. However, the mining sector is cyclical and experienced retraction in revenue compared to 2014; this will likely continue over the medium term.

To offset this trend, we will focus on organic growth in other sectors by concentrating activities in areas where we already have a presence. Like we do in our other locations, we expect to leverage our local position to drive cross-selling opportunities to clients in the United Kingdom and the Middle East. We believe that the environment is right and that at this point in our evolution we can engage in exploratory discussions with potential suitable international acquisitions.

Business Operating Units

Business operating unit specialization is the second element of our business model. During 2015, we had three specialized business operating units: Buildings, Energy & Resources, and Infrastructure. In 2015, we earned 26% of our gross revenue in Buildings, 35% in Energy & Resources, and 39% in Infrastructure.

Within our three business operating units, we focus on the top 12 sectors that our clients operate in. By better understanding our clients’ goals, the market influences, and our business drivers, we can offer multidisciplinary solutions to meet their needs.

Buildings. Most revenue in our Buildings business operating unit is generated by providing pre-design, design, and construction administration services in planning, architecture, buildings engineering, and interior design services for vertical infrastructure. We earn a majority of our revenue from private sector and institutional clients. The remaining revenue is from public sector clients. We provide services in the following sectors:

•	Airports & Aviation
•	Commercial
•	Education
•	Healthcare
•	Industrial
•	Science & Technology

Energy & Resources. Most revenue in our Energy & Resources business operating unit is from industrial engineering services, project management, and construction management services, as well as from environmental services (these services are also provided to other business operating units), primarily for private sector clients. Services are provided in the following sectors:

•	Mining
•	Oil & Gas
•	Power

Infrastructure. The majority of revenue in our Infrastructure business operating unit is generated by providing front-end design and engineering services, with a small portion from project and construction management services. We provide services in the following sectors:

•	Community Development
•	Transportation (Bridges, Roadways, and Transit & Rail)
•	Water

For the most part, the Community Development sector serves private sector clients. Our Transportation and Water sectors primarily serve public sector clients, but a growth area is delivering these services in an APD format.

Management’s Discussion and Analysis
December 31, 2015	M-8	Stantec Inc.

Evolution of our Business Operating Units Specialization

We continually evolve our organizational structure by adapting it based on changes in the marketplace. We ensure that it meets our business needs and positions us for long-term success. With these goals in mind, in 2016, we realigned our organizational structure from three to four business operating units: Buildings, Energy & Resources, Environmental Services, and Infrastructure.

As a result of the realignment from three to four business operating units, our 2015 gross revenue earned was 26% in Buildings, 15% in Energy & Resources, 20% in Environmental Services, and 39% in Infrastructure. (Refer to the Results section of this report for additional details about the 2015 figures that have been restated for the four business operating units).

Life-Cycle Solutions

The third element of our business model is providing professional services in all phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction), plus deliver services during periods of redevelopment and operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. We focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal initiatives that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

KEY EXTERNAL DRIVERS

Our core business is driven by a number of external industry factors that affect the demand for our services.

Buildings. Our Buildings business operating unit consists of six market sector groups. This diversity means that Buildings is driven by a combination of factors such as economic outlook, public funding, population growth, demographic changes, security, and aging infrastructure. Drivers specific to our key market sectors include the following: passenger and air freight traffic (Airports & Aviation), healthcare reform and aging population

Management’s Discussion and Analysis
December 31, 2015	M-9	Stantec Inc.

(Healthcare), reshoring of manufacturing (Industrial), consumer demand and Internet commerce (Commercial), technology and scientific advancement (Science & Technology), and online education (Education).

Energy & Resources. Our Energy & Resources business operating unit is driven primarily by supply and demand for commodities in the global economy. Our Power, Oil & Gas, and Mining sectors are impacted by commodity prices, economics, technological advancement, and political and regulatory drivers. Other considerations include alternative fuels, aging infrastructure, and resiliency trends. These three sectors are highly cyclical and can experience rapid and dramatic fluctuations in price and supply and demand—as we experienced in 2015 with the significant drop in oil and mineral prices.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market. Also influencing activity in our Power sector are regulations, infrastructure age, the location of supply and demand for transmission and distribution, and the level of subsidization related to renewables.

Environmental Services. We will be reporting Environmental Services as a separate business operating unit effective January 2016. It performs services across all Company sectors, though most significantly for our Energy & Resources business. Therefore, Environmental Services drivers overlap with those of other business operating units. The most significant drivers follow:

•	Economic conditions, particularly capital expansion in the private sector and the resulting construction growth

•	Public emphasis on environmentally sustainable behaviors

•	Demand for emergency site remediation planning and cleanups

•	Disaster resiliency

•	Environmental regulations, especially in our Oil & Gas and Power sectors

Infrastructure. Our Infrastructure business operating unit is driven by a combination of economic, demographic, urbanization and housing, public funding, and regulatory factors. Additional drivers include employment rates, interest rates, water conservation efforts, active transport usage, technological advancements, aging infrastructure, and resiliency strategies. Increasingly, the private sector is influencing this market by engaging in APD methods, such as design-builds and P3s. Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

KEY INTERNAL DRIVERS

We believe our actionable value statements best reflect what unites Stantec and compels our people to come to work and to do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives that we implement to drive our performance and help obtain our overall business objective of being a top 10 global design firm.

We Put People First

We continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and a work environment that retains talent. The total number of employees at our Company at the end of 2014 was close to 14,200 and by

Management’s Discussion and Analysis
December 31, 2015	M-10	Stantec Inc.

the end of 2015 was approximately 15,200. At December 31, 2015, our workforce included approximately 9,500 professionals, 4,100 technical employees, and 1,600 support personnel.

Employees

Our people remain at the core of what we do. We strive to attract and retain the best employees in the field and to further develop their talents.

We are committed to supporting, fostering, and investing in each employee’s success through a culture of opportunity, equity, development, diversity, and innovation. Specific career streams provide employees with career development direction and growth opportunities based on their primary area of interest. We also have a formalized succession planning process and offer a leadership program. In 2015, we continued with our Human Resources realignment (initiated in 2013) to create a new service delivery model that will accommodate our current and future size based on forecasted growth.

Our Diversity and Inclusion Committee fosters a workplace that supports the unique differences of our clients and employees. In 2015, we completed a Diversity and Inclusion (D&I) employee survey and formed two D&I councils (for Canada and the United States). These councils will develop a three-year D&I plan in 2016.

We measure the success of our various initiatives through retention rates, employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Senior Leadership Team

Our leadership team has two levels:

•	Executive Vice President Team (EVPT) – consists of the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents (EVPs). The EVPT oversees the Company’s overall performance, including developing and monitoring our business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. EVPs are specifically responsible for the performance of our regional operating units and business operating units.

•	Executive Leadership Team (ELT) – consists of senior vice presidents and certain vice presidents. The ELT’s numerous responsibilities include executing our business plan and managing the Company’s operating performance.

Our Company continues to grow in size and responsibilities, and the COO’s responsibilities have grown more complex. As a result, in 2016, we split the role of the COO in two—COO and chief business officer (CBO). We believe this change will better meet the needs of our diverse business model. The revised COO role will focus on Company operations, including health and safety, regional operations, and the Project Delivery Office. Our CBO will oversee all business operating units, account management, client development, and quality management. Both roles will report to the CEO and will be members of the EVPT.

Compensation

Our ability to align the activities of our senior leadership and other key employees with our short- and long-term financial and strategic goals is a key driver of our success. In addition to their fixed salaries, we provide short- and long-term compensation on a discretionary basis for their individual and corporate contributions to meeting our objectives.

For our senior leadership, senior managers, and other key employees, we provide a short-term incentive program (STIP) that is paid annually in cash. The total amount available in the STIP for any given year is calculated as a

Management’s Discussion and Analysis
December 31, 2015	M-11	Stantec Inc.

percentage of our annual pre-tax, pre-STIP net income, which encourages our senior managers to achieve profitable business results. To determine the STIP awards for the year, we evaluate each eligible employee’s personal contributions to our Company-wide profitability and performance. In our view, this compensation program creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

Our compensation program for our senior leadership team provides a long-term incentive plan (LTIP) using both share options and performance share units (PSUs), in addition to base salary and STIP participation. The mix of fixed, STIP, and LTIP varies, depending on the seniority of the executive within the organization. Our CEO, CBO, COO, CFO and EVPT target total compensation is more heavily weighted to long-term incentives. This ensures the most senior executives are incented to make decisions that are in the long-term interest of the shareholders.

Certain key employees who are not members of the senior leadership team are also granted options through our long-term incentive plan approved by shareholders in 2014, further aligning their interests with our shareholders’ interests, as well as encouraging them to remain with us over the long term.

The CEO’s STIP is evaluated by the board annually and is based on the achievement of corporate and individual performance metrics, and he is awarded annual long-term incentive grants of share options and PSUs. His total compensation is 25% fixed base salary, 25% short-term cash incentive opportunity, and 50% equity-based long-term incentives. The long-term incentives granted are one-third share options and two-thirds PSUs.

We require our CEO, CBO, COO, CFO, and EVPs to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe our long-term incentive programs and the minimum ownership requirement provide the appropriate incentives for our EVPT to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

We also have an executive compensation claw-back policy which shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and each employee brings individual strengths to the Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential to build lasting relationships with our clients. Building and developing a consistently positive client-centered experience in various ways is essential for the continued growth and success of our organization.

Our ability to attract and retain top clients drives our business success. Currently, a majority of our business comes from repeat clients. In 2015, we continued evolving our organization and enhancing three key strategies: client development and account management, community engagement, and the creation of a practice technology framework.

Organizational Evolution

In 2015, we continued the process of realigning our internal structure to better serve our clients. We acknowledged that although Environmental Services and Energy & Resources share many similar clients, their businesses are, in fact, different. To provide them with a higher degree of leadership and better visibility within the Company for the services they perform, effective January 2016, we made the Environmental Services group into a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors remain in the Energy & Resources business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-12	Stantec Inc.

Creativity and Innovation Program

Our Company supports and promotes creative and innovative thinking. We offer creative solutions that anticipate rather than respond to client needs. In 2016, we will formalize a program that recognizes and celebrates, internally and externally, the efforts of our employees to develop and apply ideas that benefit us, our clients, and our communities and enhance our reputation and competitive position.

Client Development and Account Management

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating ourselves from our peers in the marketplace. The purpose of our account management system is to position Stantec for sustainable organic growth. To find and retain top clients, we develop targeted marketing and business development plans—by geographic area for regional and local clients and by sector for global and national clients. By better understanding our top clients, we improve our ability to provide services that enhance their success and, in turn, create organic growth for our Company.

In 2015, we continued to formalize our Account Management focus group—account managers across regions and sectors—so they can actively engage in program enhancements, including our business development framework. In 2016, we will develop a client-centric, cross-functional Client Services team which will concentrate on improving the growth of our accounts and the service to our clients. The team will support account managers and function as an extension of our Marketing group. In the next three years, we anticipate increased participation in APD and EPC for select projects, clients, and sectors (further described in the Core Business and Strategy section of this report).

Creation of a Practice Technology Framework

Globally, we are in the midst of a rapid and dramatic shift to the digitization of services. This shift is driven by the adoption of technology such as mobility, cloud, social media, and data analytics. Our Company embraces digital technologies that assist us in delivering professional services and help us improve services to our clients. In the next three years, we will develop a practice technology framework to identify strategic priorities, critical business needs, and opportunities. We will also evaluate and improve practice technology support, governance, and the resources required to meet our client and business needs.

We Do What Is Right

Doing what is right means paying attention to the impact that every decision has on the way we do business and holding ourselves to a high standard of ethics and integrity in everything we do. It also means committing to professional excellence in a manner that fosters an innovative and forward-looking culture of safety and sustainability.

Ethics and Integrity

Our reputation remains a significant asset; therefore, the focus continues to be on aligning our actions and decisions with our ethics and integrity policies. One way we ensure this is by conducting annual mandatory ethics, integrity, and anti-corruption compliance training for all employees. We are—and should be—held to a high standard of business practices. At Stantec, we articulate our high standard through our Project Management Framework, Code of Ethics, and policies and practices. In addition, we engage an outside agency to monitor, review, and report any issues identified through our Integrity Hotline.

Management’s Discussion and Analysis
December 31, 2015	M-13	Stantec Inc.

Health and Safety

We are committed to ensuring the health and safety of all employees and stakeholders involved in our professional work. We continue to promote a culture of safety across our organization by implementing numerous formal and informal initiatives. Our Health & Safety team has a clearly defined training component as well as an audit and compliance component to support OHSAS 18001:2007 certification for our Occupational Health & Safety (OHS) Management System. We continue to work on reducing our total recordable incident rate and total injury rate.

Quality Management

We use a number of methods to ensure high-quality project execution, including the following:

Project Management Framework. We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. Our Project Management Framework helps us improve project planning, remain committed to quality assurance, and fulfill peer review requirements and is consistently executed across our Company.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our Enterprise Management System, to execute projects effectively, and we will continue to invest in these tools in 2016.

Internal Practice Audits. We conduct internal practice audits to identify opportunities for quality enhancement across regions, disciplines, and sectors.

Integrated Management System. Our Integrated Management System clarifies expectations for project delivery and client service excellence and conveys the steps employees must take to achieve more consistent and successful project outcomes. The system is certified to the International Organization for Standardization (ISO) 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO/IEC 20001-1:2011 (IT Service Management System) standards. We believe that benchmarking against internationally recognized management standards such as ISO provides transparent accountability that aligns with industry best practices—and we believe this ultimately improves client service delivery and satisfaction.

Project Delivery Office. Effective project management depends not only on tools but also on people. Project management is a career stream at Stantec. We have a Project Delivery Office that houses a peer group of senior project managers and project management specialists who can be deployed when needed on any project throughout Stantec. The Project Delivery Office addresses the project and commercial needs of major projects such as APD and P3s. It also provides a systematic way to manage and mitigate the risk profiles on major projects.

Regulatory Compliance. We operate in a diverse regulatory environment and are committed to complying with regulatory requirements. For instance, we comply with employment practices and financial reporting standards and controls. We also demonstrate our commitment to excellence through our documented policies and practices.

Sustainability

We believe that every service that Stantec provides contributes to a sustainable environment. From external services to our clients—that ensure we continue to design in a sustainable fashion—to our own internal impact on the environment while we deliver our services.

We are committed to finding ways to further enhance our services. In addition, we invest in LEED-accredited and Envision™ professionals through training and mentorship to ensure we are well positioned as leaders in the field of sustainable and integrated infrastructure solutions. EnvisionTM is a planning framework and evaluation system developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design.

Management’s Discussion and Analysis
December 31, 2015	M-14	Stantec Inc.

It provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems.

In 2015, Stantec joined the United Nations Global Compact, which brings together businesses that are committed to aligning their strategies and operations around 10 universally accepted principles focused on human rights, labor, environment, and anti-corruption. In this Global Compact, we join more than 10,000 businesses worldwide.

In our internal operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual Sustainability Report, in the Carbon Disclosure Project (CDP), and through certification to ISO 14001:2004 (Environmental Management). In 2016, we will remain focused on meeting established targets to reduce our environmental impact.

Community Engagement

Our purpose is to create communities. At Stantec, we aim to be active members in our communities, making lasting connections with the people that we live with and work with. To help support their growth and development, we regularly partner with a number of charitable and community organizations to work on social projects, environmental projects, and charitable initiatives. In addition to the many community outreach activities we participate in throughout the year, in 2015, we held our third Company-wide Stantec in the Community Day—more than 7,300 employees spent the day volunteering in their communities.

In every region, we make decisions with local input. We recognize that local employees best understand how to match our resources and unique capabilities to our communities’ priorities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making, ensuring our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve. We target donating 1% of our annual pre-tax profits through direct cash contributions or services in kind to charitable and not-for-profit endeavors in the arts and in education, environment, and health and wellness.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be. To capitalize on market opportunities and core strengths, we identify and adapt to changing market conditions in our various sectors. We identify growth opportunities—both organically and by acquisition—where we are well positioned and able to effectively manage risk. We remain committed to growing our top and bottom lines by continuing to focus on design services and maintaining a low to moderate risk profile.

Growth Opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence and remaining committed to our clients, our people, our communities, and our shareholders. We commit to maintaining our diversification strategy, ensuring an appropriate balance within our sector mix.

Achieving a high level of market presence in communities we serve is a key driver to our success. Our approach to regional growth is to effectively service our existing regional and local clients, develop new client relationships, and grow our reputation and business where opportunities exist. Our target is to be among the top-tier service providers in each region and sector. With this level of market presence, we are less likely to be affected by downturns in regional economies.

Management’s Discussion and Analysis
December 31, 2015	M-15	Stantec Inc.

Organic growth has been and continues to be an element of our strategy. To achieve growth, we leverage client relationships by cross-selling, following a sector-based approach, and delivering our account management programs. We refine internal strategies that promote a culture of revenue generation in all areas of the Company. In the next few years—for select projects, clients, and sectors—we will continue to review opportunities and assess the risks associated with different APD methods.

Acquisitions are key to our strategy, and increasing the depth of our capabilities and broadening our geographic coverage enables us to better service our clients and achieve growth. Historically, we have focused our acquisition strategy on growth in design-related services in North America. We plan to continue with our consistent and disciplined approach to sourcing firms in North America that align with our Company’s culture and strategy; however, over the next few years, we will engage in a more focused review of the international marketplace, undertake exploratory discussions, and identify right-fit opportunities.

Because we operate in a highly fragmented industry, we are confident that we can continue to take advantage of acquisition opportunities. According to internal analyses and Engineering News-Record’s 2015 report on the top design firms, the top 500 largest engineering and architecture companies (our principal competitors) operating in North America generate about US$100 billion in annual design fees.

To be better able to cross-sell our services and provide an integrated service to our clients, we execute a full integration acquisition strategy. When we acquire a firm, integration starts upon completing our due diligence as we work toward developing strategies to immediately enable the cross-selling of our combined services. Full integration usually takes between six months and two years to complete and involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices. This approach allows newly acquired employees to focus, with minimal interruption, on continuing to serve clients while taking advantage of our systems and combined expertise.

We measure our employee integration success using a post-integration survey. We assess the results to improve future integration activities. We also monitor leadership retention from acquisitions, key project submissions, and key client pursuits. In addition, we measure our growth success by monitoring our year-over-year increase in gross revenue attributable to organic and acquisition growth. Annually, we also report to our board of directors on all of our acquisitions to demonstrate the strategic reasons for bringing each firm into Stantec. This allows us to ensure we are acting on the rationale for acquiring a firm and are achieving the synergies we identified upon acquisition.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since the public trading of our shares began on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 18.1%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions almost entirely using cash generated from operations, our revolver credit facility, and vendor notes.

We have entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018. This facility also gives us access to $150 million in additional funds, subject to approval from our lenders. At December 31, 2015, we had $252.1 million of additional borrowing available under this facility. In 2011, we issued $70 million of 4.332% secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These were used to repay existing debt.

Management’s Discussion and Analysis
December 31, 2015	M-16	Stantec Inc.

Results

OVERALL ANNUAL PERFORMANCE

In 2015, by consistently executing our strategy, we continued to grow. We completed six acquisitions in the year, had strong organic growth in our Buildings and Infrastructure business operating units—which make up 65% of our Company’s gross revenue in 2015—and retracted in our Energy & Resources business operating unit. Our annual results continue to demonstrate the resiliency and effectiveness of our diversified business model to adapt to changes in market conditions. Our Oil & Gas sector represented approximately 25% of our Company’s gross revenue in 2014 and represented approximately 15% in 2015. To effectively manage our business during a rapid and significant retraction in the oil and gas industry, we practiced fiscal responsibility, adjusted staff levels, and maintained our client relationships, which positions us well for when this market recovers.

The following highlights other major financial achievements and strategic activities in 2015 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. We ended 2015 with 13.7% growth in gross revenue and a 3.9% increase in EBITDA. Our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share were $1.65 in 2015 compared to $1.74 in 2014. See pages M-19 and M-20 in this report for further EBITDA and net income highlights. (The terms “gross revenue” and “EBITDA” are defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section [together, the “Definitions section” of this report.])

•	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2015 and 2014 contributed $306.0 million or 12.1% to the increase in our gross revenue year over year. In particular, we strengthened our Quebec and US presence as we continued to build a top-tier position in our sectors.

•	Effective and diversified business model. By consistently executing our business strategy and by capitalizing on opportunities to increase project activity in our Buildings and Infrastructure business operating units, we were able to partly offset the organic revenue retraction in our Energy & Resources business operating unit. In 2015, we achieved 5.6% organic growth in Buildings and 5.5% in Infrastructure, offset by 20.8% organic revenue retraction in Energy & Resources. Overall, in 2015, organic gross revenue retracted by 5.9%.

Management’s Discussion and Analysis
December 31, 2015	M-17	Stantec Inc.

•	Growth in backlog. Our contract backlog grew 22.2%—from $1.8 billion at December 31, 2014, to $2.2 billion at December 31, 2015. (“Backlog” is a non-IFRS measure and is further discussed in the Definitions section of this report.)

•	Strong balance sheet and liquidity. Our balance sheet remains strong with a net debt to EBITDA ratio of 0.94. Cash flows from operations in the year supported acquisition growth and continued dividends. As at December 31, 2015, $252.1 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes. (“Net debt to EBITDA” is a non-IFRS measure and is defined in the Definitions section of this report.)

•	Leadership succession. Rich Allen announced that he would be retiring from his position as COO in 2016. So as part of our continuing strong succession plan, we are splitting the role of COO into two—COO and CBO—effective January 1, 2016. We believe this change will better meet the needs of our diverse business model. Scott Murray, who was the executive vice president and regional operating unit leader for the United States, assumed the COO role. Valentino DiManno, who joined Stantec in 1989 and was the executive vice president and regional operating unit leader for Canada and business operating unit leader for Energy & Resources, assumed the CBO role.

•	Evolution of our business operating units. To provide a higher degree of leadership and better visibility within the Company for the services they perform, effective 2016, we are making the Environmental Services group into a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors will remain in the Energy & Resources business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-18	Stantec Inc.

SELECTED ANNUAL INFORMATION

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share and share amounts)	2015	2015 vs. 2014 (%)	2014	2014 vs. 2013 (%)	2013

Gross revenue	2,877.2	13.7%	2,529.9	13.1%	2,236.4
Net revenue	2,373.7	14.4%	2,075.3	13.3%	1,832.4
EBITDA (note 1)	306.3	3.9%	294.7	12.8%	261.2
Net income	156.4	(4.9%)	164.5	12.5%	146.2
Earnings per share – basic (note 2)	1.66	(5.7%)	1.76	11.4%	1.58
Earnings per share – diluted (note 2)	1.65	(5.2%)	1.74	10.8%	1.57
Cash dividends declared per common share (note 2)	0.42	13.5%	0.37	12.1%	0.33

Total assets	2,341.9	19.5%	1,959.6	20.5%	1,668.2
Total long-term debt	365.4	18.1%	309.3	29.9%	238.1

Cash flows
From operating activities	205.5		207.2		272.1
Used in investing activities	(252.4)		(174.3)		(117.4)
Used in financing activities	(44.3)		(24.7)		(54.2)

Outstanding common shares as at
December 31 (note 2)	94,435,898		93,836,258		93,152,264
February 24, 2016	93,874,073
Outstanding share options as at
December 31 (note 2)	2,980,601		2,676,568		2,610,830
February 24, 2016	2,959,261

note1: EBITDA is calculated as net income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment (further discussed in the Definitions section of this report).

note 2: For 2013, earnings per share, dividends per share, common share, and share option amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

2015 vs. 2014

We ended 2015 with 13.7% growth in gross revenue. Gross revenue increased 12.1% due to acquisitions completed in 2015 and 2014 and 7.5% from the weakening of the Canadian dollar. These increases were partly offset by organic revenue retraction of 5.9%. We experienced strong organic gross revenue growth in our Buildings and Infrastructure business operating units, which was offset by a retraction in our Energy & Resources business operating unit.

In 2015, EBITDA increased 3.9% over 2014. It was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 54.9% in 2014 to 54.5% in 2015—due primarily to the mix of projects, lower margins from projects acquired in our Dessau acquisition, P3 pursuits, and margin pressures in the energy and resource market

•	An increase in our administrative and marketing expenses—from 40.8% in 2014 to 41.6% in 2015— due in part to the following:

Management’s Discussion and Analysis
December 31, 2015	M-19	Stantec Inc.

¡	A $4.3 million increase in severance costs resulting from our staff rationalization due to the decline in the oil and gas and mining sectors

¡	An increase in acquisition and integration expenses, including French translation costs associated with our Quebec operations

¡	An overall reduction in utilization as a result of the impact of the decline in the above-noted sectors as well as the impact of the continued integration of acquisitions

¡	A $3.5 million increase in our share-based compensation expense

•	The recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15

Our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share was $1.65 in 2015 compared to $1.74 in 2014. Net Income was impacted by a $13.6 million increase in the amortization of intangible assets related to backlog and client relationships acquired from acquisitions completed in 2014 and 2015 and software additions during the year. As well, net interest expense increased year over year, mainly resulting from an increase in interest expense on our revolving credit facility and on our notes payable from acquisitions. These increases were partly offset by a slight reduction in our annual effective income tax rate to 26.1% from the 26.3% rate in 2014.

2014 vs. 2013

Gross revenue grew 13.1% in 2014 compared to 2013. Gross revenue increased 6.5% due to acquisitions completed in 2014 and 2013, 2.7% from the weakening of the Canadian dollar, and 3.9% from organic revenue growth in all business operating units and geographic regions. In Canada, growth was primarily caused by increased activity in our Oil & Gas, Water, and Community Development sectors. In the United States, organic gross revenue grew primarily in our Power, Transportation, and Water sectors. Internationally, we had organic gross revenue growth that occurred mainly in our Buildings business operating unit.

In 2014, EBITDA increased 12.8% over 2013. It was impacted by

•	An increase in gross margin—from 54.7% in 2013 to 54.9% in 2014; this increase was due in part to our revenue base growing in higher margin business operating units (Buildings and Infrastructure) and as a result of improvements in project management in our Buildings business operating unit and Transportation sector

•	An increase in administrative and marketing expenses—from 40.7% in 2013 to 40.8% in 2014—mainly due to a reduction in utilization, which was partly caused by increased integration activities from acquisitions

Our net income grew 12.5% from $146.2 million in 2013 to $164.5 million in 2014. Diluted earnings per share grew 10.8% from $1.57 in 2013 to $1.74 in 2014. In addition to the above-noted factors, net income was positively impacted by a slight reduction in our annual effective income tax rate to 26.3% from the 26.5% rate in 2013.

Management’s Discussion and Analysis
December 31, 2015	M-20	Stantec Inc.

RESULTS COMPARED TO 2015 TARGETS

In our 2014 Management’s Discussion and Analysis, we established various ranges of expected performance for 2015. The following table presents those results:

Measure	2015 Target Range	Results Achieved

Gross margin as % of net revenue	Between 54% and 56%	54.5%	✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	41.6%	✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	12.9%	x
Net income as % of net revenue	At or above 6%	6.6%	✓
Return on equity (notes 2 and 4)	At or above 14%	12.9%	x
Net debt to EBITDA (notes 1, 3, and 4)	Below 2.5	0.94	✓

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of this report).

✓Met or performed better than target.

x Did not meet target.

At the end of 2015, we met all the above targets except EBITDA as a percentage of net revenue and return on equity, which were slightly below their targets.

EBITDA and return on equity were negatively impacted by a decrease in gross margin and an increase in administrative and marketing expenses, as well as a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15 (further explained on pages M-19 and M-20 of this report). Excluding these impacts, EBITDA as a percentage of net revenue would have been within our targeted range. Return on equity was also impacted by an increase in shareholders’ equity because of a $62.7 million increase in exchange difference on the translation of our foreign operations. This increase was primarily due to the combination of an increase in the performance of our US operations and the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015.

In our 2014 Management’s Discussion and Analysis, we set expectations for our organic gross revenue growth in 2015 compared to 2014 and we updated these targets quarterly. In Q3 15, we anticipated an overall 5% organic gross revenue retraction, and we ended the year with a retraction of 5.9%. We also established annual organic gross revenue growth targets for each regional operating unit and business operating unit. The following table represents those results compared to our Q3 15 expectations.

Management’s Discussion and Analysis
December 31, 2015	M-21	Stantec Inc.

Organic Growth	Q3 15 Target	Results Achieved

Regional Operating Unit
Canada	Retraction	Retraction	✓
United States	Moderate	Moderate	✓
International	Stable	Retraction	x

Business Operating Unit
Buildings	Strong	Strong	✓
Energy & Resources	Retraction	Retraction	✓
Infrastructure	Strong	Strong	✓

✓ Met or performed better than target.

x Did not meet target.

We met all these regional and business operating unit targets, except we ended the year with retraction in our International operations. This retraction was due to a greater-than-anticipated slowdown that resulted from the macroeconomic conditions in the mining industry and the impact of curtailed spending in the oil and gas industry. (Further details regarding our organic gross revenue are provided in the Results section, Gross and Net Revenue subsection, of this report.)

ACQUISITIONS

Consideration for acquisitions completed was $207.1 million in 2015 and $186.9 million in 2014. We completed the following acquisitions in 2015:

•	On January 16, 2015, we acquired certain assets and liabilities of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively called Dessau), adding approximately 1,300 staff to our Company. We acquired the Canadian engineering operations of this Montreal-based firm, adding to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introducing telecommunications and security services to our broader platform in Canada.

•	On February 28, 2015, we acquired Sparling, Inc. (Sparling), which added approximately 90 staff to our Company. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances our West Coast presence in the United States.

•	On July 10, 2015, we acquired certain assets and liabilities of VI Engineering, LLC (VI Engineering), adding approximately 30 staff to our Company. The addition of VI Engineering further enhances our Power business in the United States.

•	On August 28, 2015, we acquired certain assets and liabilities of VA Consulting, Inc. (VA Consulting); this added 60 staff to our Company. This addition expands the Company’s Infrastructure business operating unit in the United States.

•	On October 30, 2015, we acquired Fay, Spofford & Thorndike, Inc. (FST), increasing the number of staff in our Company by approximately 280. This addition enhances our expertise in transportation, water infrastructure, buildings design, and environmental solutions across the United States.

•	On December 31, 2015, we acquired certain assets and liabilities of the Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR), increasing our staff count by approximately 180. Adding KBR enhances our infrastructure design capabilities in the US Gulf region.

Management’s Discussion and Analysis
December 31, 2015	M-22	Stantec Inc.

DISCUSSION OF OPERATIONS

Our Company operates in one reportable segment: Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
			Percentage
	Percentage of		Increase
	Net Revenue		(Decrease) *
	2015	2014	2015 vs. 2014

Gross revenue	121.2%	121.9%	13.7%
Net revenue	100.0%	100.0%	14.4%
Direct payroll costs	45.5%	45.1%	15.4%
Gross margin	54.5%	54.9%	13.5%
Administrative and marketing expenses	41.6%	40.8%	16.8%
Depreciation of property and equipment	1.9%	1.9%	18.6%
Amortization of intangible assets	1.6%	1.2%	56.0%
Net interest expense	0.5%	0.4%	28.2%
Other net finance expense	0.2%	0.1%	n/m
Share of income from joint ventures and associates	(0.1%)	(0.1%)	(16.7%)
Foreign exchange gain	0.0%	0.0%	n/m
Other income	(0.1%)	(0.2%)	18.5%
Income before income taxes	8.9%	10.8%	(5.2%)
Income taxes	2.3%	2.9%	(6.0%)
Net income	6.6%	7.9%	(4.9%)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The percentage increase in gross and net revenue in 2015 compared to 2014 was due to acquisition growth and the impact of foreign exchange rates on revenue earned in foreign subsidiaries (further explained in the Gross and Net Revenue section that follows). We were negatively impacted by a decrease in gross margin as a percentage of net revenue and an increase in administrative and marketing expenses, amortization of intangible assets, and net interest expense compared to 2014 (further explained in the respective sections of this report). Our net income for 2015 decreased by 4.9%.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

Management’s Discussion and Analysis
December 31, 2015	M-23	Stantec Inc.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic revenue.

Each business operating unit generates a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.78 in 2015 compared to US$0.91 in 2014—a 14.3% decrease. The weakening of the Canadian dollar for the year had a positive effect on revenue reported in 2015 compared to 2014.

Our contract backlog grew 22%—from $1.8 billion at December 31, 2014, to $2.2 billion at December 31, 2015. Backlog for our Buildings business operating unit grew 15%, and Infrastructure grew 49%, partly offset by a 14% retraction in Energy & Resources. The overall growth in backlog was the result of recent project wins, fluctuations in foreign exchange, and acquisitions completed in the year. We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract (Backlog is a non-IFRS measure further described in the Definitions section of this report.) Only approximately the first 12 to 18 months of the total value of secured work for a project is included in contract backlog.

The following tables summarize the impact of acquisition growth, organic retraction, and foreign exchange on our gross and net revenue for 2015 compared to 2014:

Gross Revenue
(In millions of Canadian dollars)	2015 vs. 2014

Increase due to
Acquisition growth	306.0
Organic retraction	(150.1)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	191.4

Total net increase in gross revenue	347.3

Net Revenue
(In millions of Canadian dollars)	2015 vs. 2014

Increase due to
Acquisition growth	259.9
Organic retraction	(109.9)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	148.4

Total net increase in net revenue	298.4

Management’s Discussion and Analysis
December 31, 2015	M-24	Stantec Inc.

The increase in acquisition gross and net revenue in 2015 compared to 2014 was due to the revenue earned in 2015 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced strong increases in organic gross revenue in 2015 compared to 2014 in our Buildings and Infrastructure business operating units. These increases were offset by a retraction in organic gross revenue in our Energy & Resources business operating unit.

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regional operating units—Canada, United States, and International:

					Change Due
	Year Ended	Year Ended			to Organic	Change Due
	Dec 31,	Dec 31,	Total	Change Due to	Growth	to Foreign
(In millions of Canadian dollars)	2015	2014	Change	Acquisitions	(Retraction)	Exchange

Canada	1,317.0	1,346.6	(29.6)	139.0	(168.6)	n/a
United States	1,461.0	1,090.6	370.4	167.0	25.5	177.9
International	99.2	92.7	6.5	-	(7.0)	13.5

Total	2,877.2	2,529.9	347.3	306.0	(150.1)	191.4
n/a = not applicable

Total gross revenue was positively impacted by acquisitions completed in 2014 and 2015, and by foreign exchange due to the weakening of the Canadian dollar. This was partly offset by organic revenue retraction, primarily in Canada.

Following is a list of acquisitions completed in 2014 and 2015 that impacted specific regions during 2015:

Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively Dessau) (January 2015)

United States

•	Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014)

Management’s Discussion and Analysis
December 31, 2015	M-25	Stantec Inc.

•	Processes Unlimited International, Inc. (ProU) (March 2014)

•	JBR Environmental Consultants, Inc. (JBR) (May 2014)

•	Group Affiliates Inc. (SHW) (May 2014)

•	Wiley Engineering, Inc. (Wiley) (June 2014)

•	USKH Inc. (USKH) (June 2014)

•	ADD Inc. (September 2014)

•	Penfield & Smith Engineers, Inc. (Penfield & Smith) (October 2014)

•	Sparling, Inc. (Sparling) (February 2015)

•	VI Engineering, LLC (VI Engineering) (July 2015)

•	VA Consulting, Inc. (VA Consulting) (August 2015)

•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)

•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)

Canada. Gross revenue from our Canadian operations decreased 2.2% in 2015 compared to 2014. The decrease resulted from a retraction in our Energy & Resources business operating unit and was partly offset by acquisition growth and strong organic revenue growth in both our Buildings and Infrastructure business operating units. The $139.0 million in acquisition growth that related to the Dessau acquisition was split between our three business operating units: approximately 23% in Buildings, 31% in Energy & Resources, and 46% in Infrastructure.

In 2015 compared to 2014, all sectors in our Energy & Resources business operating unit in Canada experienced organic revenue retraction. This was primarily due to the weakening and volatility of commodity prices throughout the year, particularly in the oil and gas industry where clients significantly curtailed their capital spending. Nevertheless, by maintaining strong client relationships, we continued to win a stream of generally smaller projects, albeit at a slower rate as the sector faced increased competition and pricing pressures. The downturn in market conditions also affected our Environmental Services sector; however, the effect was less severe because approximately half of our Environmental Services work is outside of the oil and gas industry and that work continues to be stable. Power also retracted organically as a result of curbed spending by oil and gas clients. As well, investments were curtailed in thermal generation projects because of a flattened demand for power. Our Mining sector experienced challenges in the year due to macroeconomic conditions and the weakening of metal and commodity prices. This resulted in retraction, but that retraction was slightly offset by the recognition of fees in the first quarter of 2015 for obtaining certain performance metrics on a major project.

All sectors in our Infrastructure business operating unit experienced strong organic gross revenue growth except Community Development, which was stable. Our Water and Transportation sectors were supported by stable funding in the public sector. Activity in our Water sector was driven by municipal investments in water and wastewater infrastructure as well as by work associated with surface-water resources and flood control, mitigation, and restoration. Our work in Transportation was driven by public investments in roadways, bridges, and passenger rail. In 2015, despite being compared to a robust growth year in 2014, our Community Development sector had organic revenue growth, moderated by weakening residential development in Alberta late in the year as a result of a downturn in that province’s energy sector.

The P3 model remained active in Canada, particularly in Ontario and the western provinces. P3s continue to be considered at the municipal level and continue to branch into nontraditional sectors including water and wastewater, airports, solid water disposal, and social housing. In 2015, we remained active and continued to secure projects in P3s because of our experience and expertise with this delivery model.

Management’s Discussion and Analysis
December 31, 2015	M-26	Stantec Inc.

United States. Gross revenue in our US operations increased 34.0% in 2015 compared to 2014. This increase was a result of strategic acquisition growth, the impact of foreign exchange due to the US dollar strengthening compared to the Canadian dollar, and organic revenue growth as the US economy continued to gain momentum in 2015. Organic revenue grew 2.3% in 2015 compared to 2014. Our Infrastructure business operating unit had strong organic growth, Buildings was stable, and Energy & Resources retracted.

In the private sector, the housing market grew in 2015 compared to 2014, specifically in Florida and the western United States. As a result, we experienced increased activity in our urban planning and design services. Our Buildings business operating unit was supported by our expanded architectural presence due to recent acquisitions and work in the healthcare sector, as well as by increased activity in the biopharmaceutical sector. Expanding our existing client relationships and capitalizing on our expertise in environmental mitigation resulted in strong growth in our Environmental Services. This growth also occurred because we built on our remediation and recovery expertise during the year.

During 2015, the public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities increased in the United States. Although there was a backlog of work within the transportation market, public sector budgets were tight and federal funding was uncertain throughout the year until the passing of the five-year US$305-billion FAST Act in the fourth quarter of 2015; this may provide some stability going forward. Despite this uncertainty, organic revenue increased in our Transportation sector in 2015 compared to 2014. Environmental Protection Agency (EPA) regulations provided opportunities with our Power clients; transmission and distribution opportunities remained steady.

International. Gross revenue from our International operations increased by 7.0% in 2015 compared to 2014. This increase resulted from the strengthening of foreign currencies compared to the Canadian dollar and from organic growth in our Buildings business operating unit due primarily to healthcare projects secured in the Middle East. In 2015, this increase was offset by a retraction in organic gross revenue in our Mining sector, caused by global market conditions, and a retraction in our Community Development sector.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

Management’s Discussion and Analysis
December 31, 2015	M-27	Stantec Inc.

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except %)	2015	% of Consulting Services Gross Revenue	2014	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2015 vs. 2014

Buildings	763.7	26.5%	547.7	21.7%	39.4%
Energy & Resources	1,000.5	34.8%	1,103.9	43.6%	(9.4%)
Infrastructure	1,113.0	38.7%	878.3	34.7%	26.7%
Total	2,877.2	100.0%	2,529.9	100.0%	13.7%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, our gross revenue was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by business operating unit is summarized in the following table:

	2015 Compared to 2014

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	216.0	139.7	30.7	45.6
Energy & Resources	(103.4)	68.3	(229.1)	57.4
Infrastructure	234.7	98.0	48.3	88.4
Total	347.3	306.0	(150.1)	191.4

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following summarizes the acquisitions completed in 2014 and 2015 that impacted specific business operating units during 2015:

• Buildings o SHW (May 2014) o USKH (June 2014) o ADD Inc. (September 2014) o Dessau (January 2015) o Sparling (February 2015) o FST (October 2015)	• Energy & Resources o WEG (January 2014) o ProU (March 2014) o JBR (May 2014) o Wiley (June 2014) o Dessau (January 2015) o VI Engineering (July 2015) o FST (October 2015)	• Infrastructure o USKH (June 2014) o Penfield & Smith (October 2014) o Dessau (January 2015) o VA Consulting (August 2015) o FST (October 2015) o KBR (December 2015)

Buildings. Gross revenue for our Buildings business operating unit increased 39.4% in 2015 compared to 2014. This increase was the result of acquisition growth, the impact of foreign exchange due to the US dollar strengthening compared to the Canadian dollar, and organic revenue growth. Organic revenue grew 5.6% in 2015 compared to 2014. We experienced strong growth in our Canadian and International operations, while organic revenue growth was stable in the United States. Organic gross revenue growth in Canada is primarily due to our mature geographic presence, our diversified market sector focus, and the cross-selling of our services. Compared to 2014, organic growth resulted from winning strategic pursuits and successfully carrying out our account management strategies, particularly in our Healthcare and Education sectors and with our municipal clients where our P3 win rate has increased year over year.

Management’s Discussion and Analysis
December 31, 2015	M-28	Stantec Inc.

The majority of revenue for our Buildings business operating unit is generated from three key sectors: Healthcare, Commercial, and Education. For these market sectors, opportunities remain steady in all of our key geographies. In addition, we see strong growth in some of our smaller sectors, such as Industrial Buildings, due to increased opportunities and strong market positioning with municipalities.

In Canada, we benefited from the strong activity in the healthcare, commercial, and education markets and steady activity in municipalities and the industrial sector. For example, because Dessau is well-recognized in the Quebec market, during 2015, we secured a contract to provide the mechanical and electrical engineering services for building a 15,800-square-metre (170,000-square-foot) mental health pavilion at Saint-Jérôme Regional Hospital and to expand the Montreal Sacré-Cœur Hospital to include a 14,500-square-metre (156,000-square-foot) integrated tertiary trauma center. In addition, due to our P3 and design-build expertise, we continued to secure major projects. For instance, in the year, by playing a significant role in a private sector team, our team was awarded the East Rail Maintenance Facility project in Whitby, Ontario. For this P3 project, the LEED Gold facility will provide additional train storage and maintenance capacity for GO Transit’s commuter rail service.

In the United States, gross revenue has significantly increased due to acquisitions completed in 2014 and 2015. We continued to see increasing opportunities in residential and hospitality work in the eastern United States and increased activity in our Education sector, particularly in Texas. For instance, in the last quarter of 2015, we secured the architectural services under the Temple Independent School District November Bond; this is a major capital program in Temple, Texas, for 13 schools (9 additions or renovations, 3 major modernizations, and 1 new school) throughout the district. We continued to secure major retail projects in our commercial sector. To illustrate, we were awarded a project for the Walgreens store conversions; we will provide architectural, interior design, and mechanical and electrical engineering services for 70 locations throughout the eastern United States.

By continuing to secure projects internationally, we have increased our Healthcare sector market position as well as our expertise in science and technology.

Energy & Resources. Gross revenue for our Energy & Resources business operating unit decreased $103.4 million in 2015 compared to 2014. Revenue was positively impacted by strategic acquisitions completed in 2014 and 2015 and by foreign exchange. Organic gross revenue retracted 20.8% in 2015 compared to 2014. The decline in the oil and gas sector in both Canada and the United States impacted our engineering services and Environmental Services business. We also experienced organic revenue retraction in our Power and Mining sectors. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our Oil & Gas sector represented approximately 25% of our Company’s overall annual gross revenue; in 2015, this sector represented less than 15%. This change reduces the impact of our exposure to further potential declines in this industry.

Our Oil & Gas sector consists of engineering and environmental services (approximately half each). The retraction in our Oil & Gas sector during 2015 resulted from the decline and volatility in oil prices and curtailed capital spending in the sector. In our midstream business, new work was generally awarded for smaller projects compared to 2014 and has slowed due to the impact of uncertain market conditions. In the upstream sector, a smaller portion of our business, projects were deferred or canceled as clients adapted to lower commodity prices and market supply and demand changes.

Management’s Discussion and Analysis
December 31, 2015	M-29	Stantec Inc.

Environmental Services in Canada retracted, mainly due to the weakening western Canadian economy. In the United States, Environmental Services achieved overall strong growth in 2015. We continued to secure significant projects, including being awarded a national contract in the United States with a major defense aerospace contractor. The contract involves conducting environmental assessments and remediation at existing and former military and aerospace industrial complexes and providing support under the National Environmental Policy Act for permitting and compliance. We also entered into a North American collaborative agreement to do a study with The Nature Conservancy; this enables us to develop a long-term relationship with this client. Our agreement will provide a flexible way to expand the range of programmatic engagements that we can undertake to conserve and restore North American rivers, waterways, streams, and wetlands in both rural and urban environments, and to improve water quality and aquatic habitat.

In our Power sector, we continued securing projects as a result of environmental compliance requirements in the transmission and distribution market and in the power replacement market; however, organic gross revenue retracted in 2015 compared to 2014. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients, resulting in deferred and canceled proposed gas generation projects. This offset the strong organic growth in the United States, driven by the renewable energy and transmission and distribution subsectors. In the fourth quarter of 2015, for example, we secured the Warnerville Substation upgrade project in Warnerville, California, to replace switches, circuit breakers, and transformers; upgrade bus and bus connections; and improve grounding.

In 2015 compared to 2014, our Mining sector had organic retraction, partly offset by the recognition of additional fees in the first quarter of 2015, that resulted from attaining certain performance metrics on a major project. Our Canadian and International mining operations retracted, primarily due to clients’ curtailed spending on major projects and the challenging macroeconomic conditions in the mining industry. As a result of this retraction, we aligned our staffing levels to match workload. Although there is a shortage of larger capital projects, we maintained our client relationships and were successful in winning midsized projects and studies in North America and various international locations. To illustrate, in 2015, we won additional work scope for our existing service shaft operation and maintenance start-up support at the Grasberg Block Cave Mine in Papua, Indonesia, assisting the client to transition from construction to start-up on the project and using a multidiscipline team of mechanical, electrical, and mining engineers to develop standard operating procedures.

Infrastructure. Gross revenue for our Infrastructure operating unit increased 26.7% in 2015 compared to 2014. Organic revenue growth was 5.5% in 2015 compared to 2014. All sectors in Infrastructure achieved strong organic gross revenue growth.

Over 70% of our Transportation revenue is generated in the United States. A rebounding US economy and our North American strategic market position led to an increased number of organic growth opportunities such as major light rail transit, roadway, and bridge projects. For example, in 2015, we were awarded the project for the full construction management services for the east section of the Honolulu Authority for Rapid Transportation transit project in Hawaii and the feasibility study of 11 potential grade separation locations along the Stouffville rail corridor for the Metrolinx (GO Transit) in the Greater Toronto Area in Ontario. We also have thousands of smaller projects which provide us diversity, thereby positioning us to compete in both large and small markets.

Our Water sector achieved strong organic gross revenue growth in 2015 compared to 2014 due to a continued demand for our services. This growth resulted from the rehabilitation required on aging infrastructure and an increased focus on flood protection and resiliency. We also benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations. Growth in Canada was partly due to the work we added in 2014 on the Bonnybrook wastewater treatment plant in Calgary, Alberta,

Management’s Discussion and Analysis
December 31, 2015	M-30	Stantec Inc.

and the Springbank Off-Stream Storage Protection project near Calgary. In addition, growth continued in Canada and the United States as we executed key projects, including the Regina wastewater treatment plant in Saskatchewan, ongoing work with the Tennessee Valley Authority in the United States, and the nationwide contract with the U.S. Federal Emergency Management Agency for its flood risk mapping and hazard mitigation programs.

Organic gross revenue growth for our Community Development sector was strong in 2015 compared to 2014; growth in Canada and the United States was partly offset by a retraction in our International operations, the result of completing our only Community Development project outside of North America. We perform approximately half of our Community Development work in Canada, half in the United States. The strong US growth was due to the general improvement in the US economy. Both countries experienced a continued demand for housing, a recovery of urban development and design markets, and an increase in mixed-use commercial projects. Plus, we secured additional US projects in urban design, further diversifying our strong Greenfield business, which is improving after a sluggish recovery from the recession. Major non-residential projects included designing streets, sidewalks, sewers, water mains, and streetscape and plaza areas to support the Coney Island redevelopment in Brooklyn, New York, in the area affected by Hurricane Sandy.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model: diversifying our operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Gross margin as a percentage of net revenue decreased to 54.5% in 2015 from 54.9% in 2014 and is within our targeted range of 54% to 56% (set out in our 2014 Annual Report). This decrease in our 2015 consolidated gross margin was due in part to lower margins from the Dessau acquisition, completed in 2015, and from ongoing pursuits for design-build and P3 projects.

The following table summarizes our gross margin percentages by region:

Gross Margin by Regional Operating Unit

	2015	2014

Canada	55.0%	55.9%
United States	54.0%	54.0%
International	53.4%	47.4%

In our Canadian operations, the decrease in gross margin in 2015 compared to 2014 resulted mostly from lower margins from the Dessau acquisition. The increase in margins in our International operations in 2015 compared to 2014 resulted mainly from the mix of projects.

Management’s Discussion and Analysis
December 31, 2015	M-31	Stantec Inc.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit

	2015	2014

Buildings	55.2%	54.9%
Energy & Resources	53.6%	53.2%
Infrastructure	54.7%	56.9%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Our Infrastructure business operating unit had a lower gross margin in 2015 compared to 2014, mainly due to ongoing pursuits for design-build and P3 projects, in particular in our Transportation sector. During the pursuit phase of these types of projects, we perform work for reduced margins, which are subsequently increased if our team is successful in securing the project. In addition, the work from the Dessau acquisition has lower margins due to the nature of the market in Quebec. Overall, competition has increased in the transportation industry, placing downward pressure on margins.

Revenue and Gross Margin Realignment by Business Operating Unit

Effective 2016, we are realigning our organizational structure from three to four business operating units. (For further information regarding this realignment, see the Evolution of our Business Operating Units Specialization section of this report.) The following table realigns our gross revenue earned in 2014 and 2015 resulting from this change. As well, the table details our gross revenue growth analysis for acquisition and organic growth in 2015 for each of the four business operating units.

Management’s Discussion and Analysis
December 31, 2015	M-32	Stantec Inc.

Gross Revenue by Business Operating Unit

	Quarter Ended March 31, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	188.8	127.9	60.9	44.4	9.4	7.1	7.3%
Energy & Resources	131.9	129.3	2.6	18.3	(18.6)	2.9	(14.4%)
Enviromental Services	130.4	115.1	15.3	6.2	3.9	5.2	3.4%
Infrastructure	254.6	201.6	53.0	22.0	14.8	16.2	7.3%

Total	705.7	573.9	131.8	90.9	9.5	31.4	1.7%

	Quarter Ended June 30, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	194.1	127.3	66.8	51.9	7.3	7.6	5.7%
Energy & Resources	108.0	144.4	(36.4)	12.1	(53.4)	4.9	(37.0%)
Enviromental Services	133.7	142.9	(9.2)	4.4	(20.1)	6.5	(14.1%)
Infrastructure	274.5	219.2	55.3	25.4	12.6	17.3	5.7%

Total	710.3	633.8	76.5	93.8	(53.6)	36.3	(8.5%)

	Quarter Ended September 30, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	190.6	144.0	46.6	26.0	4.9	15.7	3.4%
Energy & Resources	103.1	137.5	(34.4)	10.7	(53.7)	8.6	(39.1%)
Enviromental Services	159.9	162.7	(2.8)	3.8	(18.7)	12.1	(11.5%)
Infrastructure	297.2	230.5	66.7	23.3	13.9	29.5	6.0%

Total	750.8	674.7	76.1	63.8	(53.6)	65.9	(7.9%)

	Quarter Ended December 31, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	190.2	148.5	41.7	17.4	9.1	15.2	6.1%
Energy & Resources	91.1	124.5	(33.4)	11.4	(51.5)	6.7	(41.4%)
Enviromental Services	142.4	147.5	(5.1)	1.4	(17.0)	10.5	(11.5%)
Infrastructure	286.7	227.0	59.7	27.3	7.0	25.4	3.1%

Total	710.4	647.5	62.9	57.5	(52.4)	57.8	(8.1%)

	2015 Compared to 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	763.7	547.7	216.0	139.7	30.7	45.6	5.6%
Energy & Resources	434.1	535.7	(101.6)	52.5	(177.2)	23.1	(33.1%)
Enviromental Services	566.4	568.2	(1.8)	15.8	(51.9)	34.3	(9.1%)
Infrastructure	1,113.0	878.3	234.7	98.0	48.3	88.4	5.5%

Total	2,877.2	2,529.9	347.3	306.0	(150.1)	191.4	(5.9%)

Management’s Discussion and Analysis
December 31, 2015	M-33	Stantec Inc.

The following tables detail our gross margins as a percentage of net revenue by the four business operating units for 2014 and 2015 and on a quarterly basis for 2014 and 2015.

Gross Margin by Business Operating Unit

	2015	2014

Buildings	55.2%	54.9%
Energy & Resources	48.5%	47.3%
Environmental Services	58.4%	59.9%
Infrastructure	54.7%	56.9%

		2015				2014

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31

Buildings	55.3%	55.0%	55.2%	55.3%	53.9%	55.5%	55.2%	55.2%
Energy & Resources	45.5%	48.6%	47.4%	51.3%	47.7%	46.8%	47.1%	47.8%
Environmental Services	59.0%	57.5%	57.9%	59.4%	61.0%	59.5%	60.3%	58.5%
Infrastructure	54.2%	54.9%	54.3%	55.5%	58.4%	56.4%	56.4%	56.2%

Administrative and Marketing Expenses

Administrative and marketing expenses increased $142.5 million from 2014 to 2015. As a percentage of net revenue, our administrative and marketing expenses increased from 40.8% in 2014 to 41.6% in 2015 while still falling within our expected range of 40% to 42% (set out in our 2014 Annual Report).

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, as well as by business development and acquisition integration activities.

In 2015, administrative and marketing expenses were higher compared to 2014, caused in part by a $4.3 million increase in severance costs mainly incurred to align staffing levels with workload in our Oil & Gas and Mining sectors. As well, there was a $3.5 million increase in our share-based compensation expense. Administrative and marketing expenses were also impacted by lower utilization as a result of the decline in the oil and gas and mining sectors and an increase in integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff. Compared to 2014, additional infrastructure and French translation costs related to the integration of Dessau operations were incurred in 2015. These increases in administrative and marketing expenses were partly offset by a $2.6 million increase in research and development tax credits recognized in the year, as well as by our overall focus on effectively managing our costs.

Depreciation of Property and Equipment

Depreciation increased $7.2 million year over year. As a percentage of net revenue, depreciation of property and equipment remained stable at 1.9% in both 2014 and 2015. During 2015, additions to property and equipment were $37.5 million compared to $44.8 million in 2014. This decrease was due to less spending on leasehold improvements and furniture.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. The budget for additions to property and equipment was $50.0 million for 2015. Our actual

Management’s Discussion and Analysis
December 31, 2015	M-34	Stantec Inc.

additions to property and equipment, however, were below budget at $37.5 million, primarily because we spent less on computer equipment than we had anticipated. We expect our total capital additions in 2016 to be approximately $60.0 million, excluding capital assets acquired from acquisitions. The increase in budgeted spending, compared to spending in 2015, relates in part to planned leasehold improvements and upgrades to various office locations. Our capital expenditures during 2015 were financed by cash flows from operations.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is amortized over an estimated useful life of generally 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. As at December 31, 2015, $6.9 million of the $138.1 million in intangible assets related to backlog.

Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets:

(In thousands of Canadian dollars)	2015	2014

Client relationships	14,985	8,432
Backlog (Note)	8,618	4,819
Software	12,956	11,270
Other	2,458	962
Lease disadvantage	(1,164)	(1,231)

Total amortization of intangible assets	37,853	24,252

Note: Backlog is a non-IFRS measure and is further discussed in the Definitions section of this report.

The $13.6 million increase in intangible asset amortization from 2014 to 2015 was mainly due to an increase in backlog and client relationships recognized from acquisitions completed in 2014 and 2015 and an increase in software additions in the year. During 2015, we added $69.8 million to intangible assets; of this amount, $43.8 million resulted from acquisitions and $26.0 million resulted mainly from the renewal of Autodesk and software licenses for our Enterprise Management System. Amortization also increased because a number of our intangible assets are denominated in US dollars; therefore, amortization expense was impacted by the strengthening of the US dollar compared to the Canadian dollar.

The $25.3 million addition to intangible software met our expectations; we set an amount of approximately $25.0 million at the beginning of 2015. We expect total software additions in 2016 to be approximately $33.0 million. Our plan is to continue investing in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Management’s Discussion and Analysis
December 31, 2015	M-35	Stantec Inc.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if (1) there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and (2) if that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2015 and 2014, there have been no material indications of impairment.

Net Interest Expense

Net interest expense increased by $2.4 million in 2015 compared to 2014, mainly due to an increase in interest expense on our revolving credit facility and notes payable. In particular, the balance outstanding on our revolving credit facility was higher at $97.0 million at December 31, 2015, than the $65.0 million at December 31, 2014. As well, the interest rate for our revolving credit facility increased and was 1.72% at December 31, 2015, compared to 1.37% at December 31, 2014. The balance of our notes payable was higher at $124.5 million at December 31, 2015, than the $111.5 million at December 31, 2014. The weighted average interest rate on our notes payable was 3.63% (2014 – 3.65%). (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

Based on our credit balance at December 31, 2015, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income by $358,000. A 0.5% decrease would have had an equal and opposite impact on net income. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates, so interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains

We reported a foreign exchange gain of $0.3 million in 2015, compared to a $0.4 million gain in 2014. These foreign exchange gains arose from the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars or British pounds in exchange for Canadian dollars. The foreign exchange gains in 2015 and 2014 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2015, we had no foreign-currency, forward-contract agreements.

We estimate that because of a slight net exposure at December 31, 2015, a $0.01 decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have decreased net income by $18,000. An increase of $0.01 would have caused an equal and opposite impact on net income.

Management’s Discussion and Analysis
December 31, 2015	M-36	Stantec Inc.

Income Taxes

Our 2015 effective income tax rate was 26.1% compared to 26.3% in 2014. Our effective income tax rate was lower in 2015 mainly due to more US research and development and other tax credits compared to 2014. This was partly offset by more income earned in higher tax jurisdictions and less income earned in lower jurisdictions in 2015 compared to 2014.

FOURTH QUARTER RESULTS

Overall Q4 15 Results

Gross revenue increased 9.7% to $710.4 million in Q4 15, compared to $647.5 million in Q4 14. Total gross revenue was positively impacted by acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening of the Canadian dollar, and it was partly offset by organic revenue retraction in our Energy & Resources business operating unit.

EBITDA decreased 21.0%—from $69.1 million in Q4 14 to $54.6 million in Q4 15. EBITDA was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 55.6% in Q4 14 to 54.1% in Q4 15 due primarily to the mix of projects, lower margins from our Dessau acquisition, ongoing P3 pursuits, and margin pressures in the energy and resource market

•	An increase in our administrative and marketing expenses—from 42.5% in Q4 14 to 43.7% in Q4 15—due in part to the following:

¡	Lower overall utilization as a result of the continued impact of the decline in the oil and gas and mining sectors and the continued integration of acquisitions
¡	A $4.7 million increase in our share-based compensation expense

•	The recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15

Net income decreased 33.6%—from $38.1 million in Q4 14 to $25.3 million in Q4 15—and diluted earnings per share decreased 32.5%—from $0.40 in Q4 14 to $0.27 in Q4 15. Net income was impacted by an increase in the amortization of intangible assets resulting from acquisitions. This was offset by a decrease in our effective tax rate—from 26.3% at Q3 15 to 26.1% at Q4 15 (further explained on page M-40).

Management’s Discussion and Analysis
December 31, 2015	M-37	Stantec Inc.

The following table summarizes our key operating results for Q4 15 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

	Quarter Ended				% Increase
	December 31		% of Net Revenue		(Decrease)*
(In millions of Canadian dollars, except %)	2015	2014	2015	2014	2015 vs. 2014

Gross revenue	710.4	647.5	125.2%	124.6%	9.7%
Net revenue	567.4	519.6	100.0%	100.0%	9.2%
Direct payroll costs	260.5	230.6	45.9%	44.4%	13.0%
Gross margin	306.9	289.0	54.1%	55.6%	6.2%
Administrative and marketing expenses	248.1	220.6	43.7%	42.5%	12.5%
Depreciation of property and equipment	12.3	10.9	2.2%	2.1%	12.8%
Amortization of intangible assets	8.8	7.0	1.5%	1.3%	25.7%
Net interest expense	2.7	2.4	0.5%	0.5%	12.5%
Other net finance expense	0.8	0.9	0.2%	0.2%	n/m
Share of income from joint ventures and associates	(0.4)	(0.6)	(0.1%)	(0.1%)	(33.3%)
Foreign exchange gain (loss)	0.0	(0.3)	0.0%	(0.1%)	n/m
Other income (expense)	3.8	(0.7)	0.7%	(0.2%)	n/m
Income before income taxes	30.8	48.8	5.4%	9.4%	(36.9%)
Income taxes	5.5	10.7	0.9%	2.1%	(48.6%)
Net income	25.3	38.1	4.5%	7.3%	(33.6%)

n/m = not meaningful
* % increase (decrease) calculated based on the dollar change from the comparable period.

Gross Revenue

(In millions of Canadian dollars)	Q4 15 vs. Q4 14

Increase in gross revenue due to
Acquisition growth	57.5
Organic retraction	(52.4)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	57.8

Total net increase in gross revenue	62.9

During Q4 15, gross revenue increased by $62.9 million, or 9.7%, compared to the same period in 2014. This change occurred because of the impact of acquisitions completed in 2014 and 2015, as well as the weakening of the Canadian dollar. The average exchange rate for the Canadian dollar was US$0.75 during Q4 15, compared to US$0.88 during Q4 14.

Management’s Discussion and Analysis
December 31, 2015	M-38	Stantec Inc.

The following tables summarize the change in gross revenue by region and by business operating unit in the fourth quarter of 2015 compared to the same period in 2014:

Gross Revenue by

Regional Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2015	Quarter Ended Dec 31, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	309.0	325.9	(16.9)	37.8	(54.7)	n/a
United States	376.4	299.7	76.7	19.7	3.3	53.7
International	25.0	21.9	3.1	-	(1.0)	4.1

Total	710.4	647.5	62.9	57.5	(52.4)	57.8

n/a = not applicable

Gross Revenue by

Business Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2015	Quarter Ended Dec 31, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	190.2	148.5	41.7	17.4	9.1	15.2
Energy & Resources	233.5	272.0	(38.5)	12.8	(68.5)	17.2
Infrastructure	286.7	227.0	59.7	27.3	7.0	25.4

Total	710.4	647.5	62.9	57.5	(52.4)	57.8

Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In our business operating units in Q4 15 compared to Q4 14, we had strong growth in Buildings, moderate growth in Infrastructure, and retraction in Energy & Resources. Buildings continued to grow organically with an increase of 6.1% in Q4 15 compared to Q4 14, primarily due to our mature geographic presence, our diversified market sector focus, and the cross-selling of our services. Our Infrastructure business operating unit grew organically by 3.1%, mostly because of our US Transportation sector, where we benefited from increased revenue earned on projects relating to passenger rail transit, roadways, and intelligent transportation systems. In Energy & Resources, the continued decline in the oil and gas sector in Canada and the United States impacted our engineering and Environmental Services. We also experienced organic revenue retraction in our Power and Mining sectors in Q4 15 compared to Q4 14.

Management’s Discussion and Analysis
December 31, 2015	M-39	Stantec Inc.

Gross Margin

In Q4 15, our gross margin decreased to 54.1%, from 55.6% in Q4 14. Our gross margins quarter over quarter in our regional operating units and our business operating units are summarized in the tables below:

Gross Margin by Regional Operating Unit	Quarter Ended Dec 31
	2015	2014

Canada	54.1%	57.6%
United States	53.9%	54.4%
International	57.0%	38.1%

Gross Margin by Business Operating Unit	Quarter Ended Dec 31
	2015	2014

Buildings	55.3%	53.9%
Energy & Resources	52.9%	54.1%
Infrastructure	54.2%	58.4%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The nature of our business model—based on diversifying operations across geographic regions, business operating units, and all phases of the infrastructure and facilities project life cycle—will continue to cause fluctuations in our gross margin percentage from quarter to quarter, depending on the mix of projects during any given quarter. In our Canadian and Infrastructure operations, the reduction in gross margin was primarily due to lower margins from our Dessau acquisition and ongoing pursuits for P3 projects, in particular in our Transportation sector. Energy & Resources gross margin also decreased, resulting from fee and margin pressures in an increasingly competitive and challenging market. These decreases were partly offset by an increase in Buildings and International gross margins since in Q4 14 gross margins were negatively impacted by project adjustments to estimated costs to complete.

Other

Administrative and marketing expenses as a percentage of net revenue increased to 43.7% in Q4 15, from 42.5% in Q4 14. This was mainly due to lower overall utilization as a result of the continued impact of the decline in the oil and gas and mining sectors and the continued integration of acquisitions. In addition, our share-based compensation expense increased by $4.7 million. These increases were partly offset by $2.6 million in additional research and development tax credits recognized in Q4 15 compared to Q4 14.

Depreciation and amortization as a percentage of net revenue increased due to an increase in property and equipment and intangible assets resulting from organic growth and acquisitions. Interest expense was higher in Q4 15 compared to Q4 14 due to an increase in interest expense on our revolving credit facility.

Our effective tax rate is based on statutory rates in jurisdictions where we operate. Our effective income tax rate decreased from 27.5% at Q3 15 to 26.1% at Q4 15 due to less income earned in higher tax rate jurisdictions. As well, the rate declined because of more-than-anticipated US research and development and other tax credits, a reduction in expected non-tax-deductible expenses, and because we used previously unrecognized tax losses.

Management’s Discussion and Analysis
December 31, 2015	M-40	Stantec Inc.

QUARTERLY TRENDS

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015

Gross revenue	710.4	750.8	710.3	705.7
Net revenue	567.4	620.1	593.9	592.3
Net income	25.3	49.9	43.2	38.0
EPS – basic	0.27	0.53	0.46	0.40
EPS – diluted	0.27	0.53	0.46	0.40

	Dec 31, 2014	Sept 30, 2014*	Jun 30, 2014*	Mar 31, 2014*

Gross revenue	647.5	674.7	633.8	573.9
Net revenue	519.6	544.2	530.2	481.3
Net income	38.1	48.6	44.3	33.5
EPS – basic	0.41	0.52	0.47	0.36
EPS – diluted	0.40	0.51	0.47	0.36

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 15 vs. Q4 14	Q3 15 vs. Q3 14	Q2 15 vs. Q2 14	Q1 15 vs. Q1 14

Increase in gross revenue due to
Acquisition growth	57.5	63.8	93.8	90.9
Organic growth (retraction)	(52.4)	(53.6)	(53.6)	9.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	57.8	65.9	36.3	31.4

Total net increase in gross revenue	62.9	76.1	76.5	131.8

Management’s Discussion and Analysis
December 31, 2015	M-41	Stantec Inc.

Q1 15 vs. Q1 14. During Q1 15, net income increased $4.5 million, or 13.4%, from Q1 14, and diluted earnings per share for Q1 15 increased $0.04, or 11.1%, compared to Q1 14. Net income for Q1 15 was positively impacted by foreign exchange, acquisitions completed in 2014 and 2015, and organic revenue growth in our Buildings and Infrastructure business operating units. This organic growth was partly offset by a retraction in our Energy & Resources business operating unit. Our US operations experienced strong organic gross revenue growth; however, organic gross revenue in our Canada and International operations retracted. Organic growth was particularly strong in our US Environmental Services and US Water and Community Development sectors. Also, Buildings experienced strong growth in all regional operating units. Net income was also positively impacted by an increase in gross margin—from 54.4% in Q1 14 to 55.2% in Q1 15. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 14 to 42.5% in Q1 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our bottom line was impacted by an increase in the amortization of intangible assets and net interest expense.

Q2 15 vs. Q2 14. During Q2 15, net income decreased $1.2 million, or 2.7%, from Q2 14, and diluted earnings per share for Q2 15 decreased $0.01, or 2.1%, compared to Q2 14. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Organic revenue retracted 8.5% in Q2 15 compared to Q2 14. We had strong organic revenue growth in our Buildings and Infrastructure business operating units compared to Q2 14. This growth was offset by organic revenue retraction in our Energy & Resources business operating unit due to the challenging economic conditions in the oil and gas industry. Our gross margin decreased—from 54.7% in Q2 14 to 54.0% in Q2 15. This decrease was a result of downward pressure on margins in the oil and gas industry and lower margins from the Dessau acquisition. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.9% in Q2 14 to 41.2% in Q2 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our net income was impacted by an increase in the amortization of intangible assets and net interest expense. These increases in expenses were partly offset by an increase in other income due to a gain on sale of land and buildings and investments held for self-insured liabilities.

Q3 15 vs. Q3 14. During Q3 15, net income increased by $1.4 million, or 2.9%, from Q3 14, and diluted earnings per share for Q3 15 increased by $0.02, or 3.9%, compared to Q3 14. Net income for Q3 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. For our business operating units in Q3 15 compared to Q3 14, organic revenue had strong growth in Infrastructure, moderate growth in Buildings, and continued retraction in Energy & Resources. This retraction, which impacted both our Canadian and US operations, resulted mainly from the continued decline in our Oil & Gas sector. Our gross margin decreased slightly—from 54.7% in Q3 14 to 54.5% in Q3 15. Our administrative and marketing expenses as a percentage of net revenue increased slightly—from 39.3% in Q3 14 to 39.4% in Q3 15. Our net income in Q3 15 was impacted by an increase in the amortization of intangible assets, primarily due to additional intangible backlog and client relationships from some of the acquisitions completed in 2015 and 2014.

Management’s Discussion and Analysis
December 31, 2015	M-42	Stantec Inc.

BALANCE SHEET

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2014, to December 31, 2015:

(In millions of Canadian dollars)	Dec 31, 2015	Dec 31, 2014*	$ Change	% Change

Total current assets	951.4	844.4	107.0	12.7%
Property and equipment	158.1	152.7	5.4	3.5%
Goodwill	966.5	760.6	205.9	27.1%
Intangible assets	138.1	97.2	40.9	42.1%
Other financial assets	112.1	91.7	20.4	22.2%
All other assets	15.7	13.0	2.7	20.8%

Total assets	2,341.9	1,959.6	382.3	19.5%

Long-term debt	133.1	53.2	79.9	150.2%
Provisions	22.9	10.8	12.1	112.0%
All other current liabilities	476.1	411.1	65.0	15.8%
Total current liabilities	632.1	475.1	157.0	33.0%

Long-term debt	232.3	256.1	(23.8)	(9.3%	)
Provisions	62.6	51.6	11.0	21.3%
Other liabilities	67.7	64.3	3.4	5.3%
All other liabilities	23.9	26.3	(2.4)	(9.1%	)
Equity	1,323.3	1,086.2	237.1	21.8%

Total liabilities and equity	2,341.9	1,959.6	382.3	19.5%

*Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, and intangible assets increased as a result of the Dessau, Sparling, VI Engineering, VA Consulting, FST, and KBR acquisitions. Intangible assets increased, mostly because of customer relationships, backlog, and lease advantages acquired from these acquisitions and the renewal of Autodesk and software licenses for our Enterprise Management System in 2015. Total current and long-term other financial assets increased, mainly due to an increase in investments held for self-insured liabilities and an increase in holdbacks from long-term contracts.

The increase in total current and long-term debt resulted primarily from an increase in our revolving credit facility and notes payable from acquisitions. As well, an increase in finance lease obligations was primarily due to the renewal of our Autodesk and software licenses on our Enterprise Management System. Total provisions increased because of an increase in our provision for self-insured liabilities, which was a result of the timing of the recognition of the liabilities and their ultimate settlement. Also, total current and long-term provisions increased due to provisions for project-related claims assumed from various acquisitions in the year and an

Management’s Discussion and Analysis
December 31, 2015	M-43	Stantec Inc.

increase in onerous contracts related to lease exit liabilities and sublease losses. The increase in other liabilities is due primarily to an increase in the fair value of our deferred share units.

Goodwill

In accordance with our accounting policies, described in note 4 of our audited consolidated financial statements, we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs), which are also our operating segments. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. We defined our CGUs as Canada, the United States, and International. No goodwill is allocated to our International CGU. As a Company, we are constantly evolving and continuing to expand into different geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate goodwill to, or monitor it by, our business operating units.

On October 1, 2015, and October 1, 2014, we performed our annual goodwill impairment test. Based on the results of these tests, we concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions.

We use cash flow projections from financial forecasts approved by senior management for a five-year period. For our last two impairment tests on October 1, 2015, and October 1, 2014, we discounted our CGU cash flows using after-tax discount rates ranging from 8.7% to 11.5%. To arrive at cash flow projections, we use estimates of economic and market information, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2015 audited consolidated financial statements provides more detail about our goodwill impairment test and is incorporated by reference in this report.

Management’s Discussion and Analysis
December 31, 2015	M-44	Stantec Inc.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

The calculation of fair value less costs of disposal for all of our CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

At October 1, 2015, the recoverable amounts of our Canadian and US CGUs exceeded their carrying amounts. For assessing fair value less costs of disposal, we believe that no reasonably possible change in any key assumption listed above would have caused the carrying amount of the Canadian or US CGU to materially exceed its recoverable amount.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital through the issuance of common shares. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Our investments held

Management’s Discussion and Analysis
December 31, 2015	M-45	Stantec Inc.

for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2015, compared to December 31, 2014:

(In millions of Canadian dollars, except ratio)	2015	2014	$ Change

Current assets	951.4	844.4	107.0
Current liabilities	(632.1)	(475.1)	(157.0)
Working capital (Note)	319.3	369.3	(50.0)
Current ratio (Note)	1.51	1.78	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Overall, the carrying amount of current assets and liabilities for our US subsidiaries on our consolidated balance sheets increased due to the weakening Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily because of a $175.5 million increase in trade and other receivables and in unbilled revenue as a result of growth during the year. Investment in trade and other receivables and unbilled revenue increased from 86 days at December 31, 2014, to 96 days at December 31, 2015, mainly in our Buildings and Infrastructure business operating units. This increase was impacted by system upgrades to our Enterprise Management System for implementing multilingual features, which slightly delayed our invoicing and collection process in Q4 15. In addition, cash in escrow increased $8.7 million, resulting from the Dessau and KBR acquisitions; prepaid expenses increased $5.6 million; and taxes recoverable increased $8.5 million due to the timing of income tax instalments for 2014 and 2015. These increases were partly offset by a decrease of $86.4 million in our cash and cash equivalents (further explained in the Cash Flows section of this report).

An increase in current liabilities was largely due to an increase in the current portion of long-term debt since $70 million of our senior secured notes come due May 10, 2016. The current portion of notes payable from acquisitions increased $6.8 million. In addition, trade and other payables increased $51.9 million resulting from increased activity, higher payroll accruals because of an increase in employee numbers, and balances assumed from acquisitions completed in Q4 15. Billings in excess of costs increased $13.1 million primarily from the acquisition of KBR on December 31, 2015. The current portion of provisions increased $12.1 million due to provisions for project-related claims assumed from various acquisitions in the year and an increase in onerous contracts relating to lease exit liabilities.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2015	2014	$ Change

Cash flows from operating activities	205.5	207.2	(1.7)
Cash flows used in investing activities	(252.4)	(174.3)	(78.1)
Cash flows used in financing activities	(44.3)	(24.7)	(19.6)

Management’s Discussion and Analysis
December 31, 2015	M-46	Stantec Inc.

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The decrease in cash flows from operating activities in 2015 compared to 2014 resulted from an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and bonuses paid in 2015. As well, cash paid to suppliers increased because of growth and the timing of various payments. Interest paid increased since more interest was paid on notes payable for acquisitions in 2015 than in 2014. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to growth. Furthermore, we had a $7.6 million increase in our Canadian income taxes recovered compared to 2014 mainly due to an overpayment of instalments and the recovery of taxes paid in prior years as a result of claiming a loss carryback. Also, cash paid for income taxes in 2015 compared to 2014 decreased by $2.5 million, resulting from a decrease in tax instalments.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased in 2015 compared to 2014 due to an increase in cash used for business acquisitions. During 2015, we used $203.5 million to pay cash consideration for current year acquisitions and notes payable for prior year acquisitions, compared to the $123.7 million used in 2014. We received $8.3 million less in cash inflows for lease inducements in 2015 compared to 2014. Also contributing to the increase in cash flows used was an $8.6 million deposit paid in escrow for the indemnification of potential claims on the Dessau and KBR acquisitions. These increases in cash flows used in investing activities were partly offset by a $12.1 million decrease in the purchase of investments held for self-insured liabilities and a $4.6 million decrease in the purchase of property and equipment.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased in 2015 compared to 2014, mainly due to an $8.2 million increase in the payment of finance lease obligations for software and a $4.7 million increase in the payment of dividends. We also had a net outflow in 2015 of $0.1 million to repay our revolving credit facility—compared to a net inflow in 2014 of $3.5 million from our revolving credit facility.

Capital Structure

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2015, our net debt to EBITDA ratio was 0.94. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility expiring on August 31, 2018, that allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, LIBOR, or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. At December 31, 2015, $252.1 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are

Management’s Discussion and Analysis
December 31, 2015	M-47	Stantec Inc.

ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs) to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. (EBITDA and EBITDAR to debt service ratios are defined in Definition of Non-IFRS Measures in the Definitions section of this report.) We were in compliance with all these covenants as at and throughout the period ended December 31, 2015.

The Company has a bid bond facility expiring on August 31, 2018, in the amount of $15 million that allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2015, $10.8 million, expiring at various dates before December 2016, had been issued under this bid bond facility.

Shareholders’ Equity

Our shareholders’ equity increased by $237.1 million in 2015 and by $193.6 million in 2014. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2015	2014

Beginning shareholders’ equity	1,086.2	892.6

Net income for the year	156.4	164.5
Currency translation adjustments	109.0	46.3
Net unrealized gain on financial assets	0.1	2.9
Net realized gain on financial assets transferred to income	(4.5)	(0.7)
Realized exchange difference on a sale of a subsidiary	1.0	0.0
Recognition of fair value of share-based compensation	5.2	4.6
Share options exercised for cash	9.5	10.6
Dividends declared	(39.6)	(34.6)

Total change	237.1	193.6

Ending shareholders’ equity	1,323.3	1,086.2

Management’s Discussion and Analysis
December 31, 2015	M-48	Stantec Inc.

During 2015, we recorded a $109.0 million foreign exchange gain in our currency translation adjustments in other comprehensive income, compared to a $46.3 million gain in 2014. These unrealized gains arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2015 was caused by the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The unrealized gain on the fair value of these investments was $0.1 million in 2015 and $2.9 million in 2014.

Our board of directors grants share options as part of our incentive programs. In 2015, our board granted 965,064 share options (in 2014, 803,926) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2015 generated $9.5 million in cash compared to $10.6 million in 2014.

Our board of directors has declared dividends to common shareholders: $39.6 million in dividends were declared in 2015 and $34.6 million were declared in 2014.

In Q4 15, we filed a Normal Course Issuer Bid with the Toronto Stock Exchange, which allows us to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. We believe that at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at these times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. No common shares were repurchased in 2015 for cancellation pursuant to this Normal Course Issuer Bid.

OTHER

Outstanding Share Data

At December 31, 2015, there were 94,435,898 common shares and 2,980,601 share options outstanding. From January 1, 2016, to February 24, 2016, 572,825 shares were repurchased and cancelled under our Normal Course Issuer Bid, no share options were granted, 11,000 share options were exercised, and 10,340 share options were forfeited. At February 24, 2016, there were 93,874,073 common shares and 2,959,261 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2015:

Management’s Discussion and Analysis
December 31, 2015	M-49	Stantec Inc.

	Payment Due by Period

		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	346.4	124.5	220.2	1.2	0.5
Interest on debt	17.1	8.8	8.2	0.1	-
Operating leases	920.5	144.2	244.1	170.7	361.5
Finance lease obligation	19.2	8.6	8.9	1.7	-
Purchase and service obligations	41.0	16.0	20.9	4.1	-
Other obligations	32.1	2.2	10.9	-	19.0

Total contractual obligations	1,376.3	304.3	513.2	177.8	381.0

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 16 and 19 in our audited consolidated financial statements for the year ended December 31, 2015, incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As at December 31, 2015, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $0.9 million that expire at various dates before January 2017. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. As part of the normal course of operations, we also have a surety facility to enable the issuance of bonds for certain types of project work. As at December 31, 2015, $5.1 million in bonds were issued under this agreement, and they expire at various dates before April 2020. In addition, we have a bid bond facility that allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2015, $10.8 million, expiring at various dates before December 2016, was issued under this bid bond facility.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These indemnifications are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Management’s Discussion and Analysis
December 31, 2015	M-50	Stantec Inc.

Financial Instruments and Market Risk

Fair value. As at December 31, 2015, we value and record our financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at that time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income; dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and recorded at fair value; subsequently, they are recorded at amortized cost using the effective interest rate (EIR) method, with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and then allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in net finance expense.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that

•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations

Management’s Discussion and Analysis
December 31, 2015	M-51	Stantec Inc.

•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. We estimate that, based on a slight net exposure at December 31, 2015, a $0.01 decrease in the exchange rates (with all other variables held constant) would have decreased net income by $18,000. A $0.01 increase would have an equal and opposite impact on net income.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2015, a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $358,000. A 0.5% decrease would have an equal and opposite impact on net income.

We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our $125 million in senior secured notes have fixed interest rates until they are due—$70 million at 4.332% due May 10, 2016, and $55 million at 4.757% due May 10, 2018. Since these have fixed rates, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effects of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $284,000. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Management’s Discussion and Analysis
December 31, 2015	M-52	Stantec Inc.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2015, the total sales to our associates were $20.7 million and distributions paid by our associates were $0.7 million. At December 31, 2015, receivables from our associates were $4.0 million. Total sales to our joint ventures were $14.8 million and distributions paid by our joint ventures were $2.2 million in 2015. At December 31, 2015, receivables from our joint ventures were $5.4 million.

From time to time, we guarantee the obligations of subsidiaries or structured entities regarding lease agreements. We also, from time to time, guarantee subsidiaries’ or structured entities’ obligations to a third party pursuant to an acquisition agreement. (Transactions with subsidiaries, structured entities, associated companies, and joint ventures are further described in notes 13 and 31 of our 2015 audited consolidated financial statements and are incorporated by reference in this report.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, COO, CFO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $16.1 million in 2015 compared to $12.9 million in 2014. The increase year over year is mainly due to the increase in the fair value of deferred share units and performance share units.

Management’s Discussion and Analysis
December 31, 2015	M-53	Stantec Inc.

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section. The following table summarizes our expectations for the coming year:

Measure	2016 Target Range

Gross margin as % of net revenue	Between 53.5% and 55.5%
Administrative and marketing expenses as % of net revenue	Between 40% and 42%
EBITDA as % of net revenue	Between 13% and 15%
Net income as % of net revenue	At or above 6%
Return on equity	At or above 12%
Net debt to EBITDA	Below 2.5

We revised our target for gross margin as a percentage of net revenue from between 54% and 56% in 2015 to between 53.5% and 55.5% in 2016. Our gross margin was impacted by a change in our mix of projects and the locations where we earn revenue. We revised our target for return on equity from at or above 14% to at or above 12%. Our return on equity is impacted when the Canadian dollar weakens since the resulting unrealized gains on the translation of our US subsidiaries increases our shareholders’ equity. Our organic gross revenue growth targets for 2015 (see pages M-21 and M-22) are also revised. (Further detailed in the Geographic Outlook, Business Operating Unit Outlook, and Overall Outlook sections that follow.)

Actual performance will fluctuate depending on the mix of clients and projects, as well as the number of acquisitions completed in a year. Some targets, such as net debt to EBITDA, could potentially be exceeded by completing an opportune larger acquisition, which would temporarily increase our debt level above our target.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. In North America, revenue for our principal area of operation—design-related services for the infrastructure and facilities market—is approximately US$100 billion. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative project delivery methods in certain sectors. Our footprint in the Middle East, the United Kingdom, and the Caribbean provides an additional, although small, presence in international markets.

For 2016, our overall organic gross revenue outlook for professional services is to remain stable compared to 2015. We determined this based on the following expectations:

•	Continued economic improvement in the United States as we build a top-tier position and as growth in nonresidential construction remains strong

•	Increase in infrastructure spending by provincial and federal governments in Canada

•	Increase in public infrastructure spending in the United States as government tax revenues increase

•	No overall improvement in energy and resource development compared to 2015 as commodity prices remain low and companies reduce capital spending; we expect to see continued organic gross revenue retraction in the first half of 2016 when compared to the same period in 2015

Management’s Discussion and Analysis
December 31, 2015	M-54	Stantec Inc.

•	Continued support for APD methods, including P3s, in Canada, and new opportunities for APD in the United States

•	Continued support for infrastructure development in the regulatory and political environment in North America

•	Continued public awareness and regulatory focus on environmental issues; increased awareness can have numerous effects: moving toward responsible industrial development, pursuing sustainable design, improving water distribution and treatment, and reducing the ecological footprint of capital projects

We base our overall outlook on a variety of factors, including the material factors described below.

GEOGRAPHIC OUTLOOK

Our organic revenue outlooks for our regional operating units for 2016 are shown in the table below:

Canada	United States	International

Stable	Moderate	Retraction

Canada

We believe that organic gross revenue for our Canadian operations will be stable for 2016 as we benefit from sustained levels of government infrastructure spending and our Oil & Gas business stabilizes at lower levels than in recent years. Organic revenue growth in 2016 is expected to be positively impacted by increased activity in sectors and geographic regions that are not tied to the energy market.

Private sector: Oil and gas companies continue to be impacted by the precipitous drop in oil and natural gas prices in 2015, so most companies are making significant cuts to their budgeted capital expenditures. We believe these cuts will continue through 2016 and that our organic gross revenue will retract in the first half of 2016 when compared to the same period in 2015. The downturn in oil prices has not only affected exploration, production, and distribution companies but has also affected the numerous manufacturers, suppliers, and services companies that are exposed to oil and gas activity.

We expect weakness in the oil and gas sector to be somewhat offset by increased strength in Canada’s non-energy export sector, as exporters take advantage of strong US private domestic growth and the low Canadian dollar. We anticipate the non-energy sector to benefit from the weak Canadian dollar and improved household spending; these will continue to be supported by low interest rates and modest job growth. We believe the 2016 Canadian housing construction market will experience a modest decline compared to 2015 given deteriorating affordability and high debt-to-income levels, which will be partly offset by the support of historically low interest rates. Much of the strength will be in Ontario, British Columbia, Quebec, and the Maritimes; however, a slowdown is anticipated in provinces such as Alberta, Saskatchewan, and Newfoundland, which are dependent on natural resources.

Public sector: The fiscal health of the federal government and some provincial governments is improving, and projects are being released. Even so, due to low energy prices, energy-reliant provinces may continue to face challenges. We believe, the New Building Canada Plan and provincial infrastructure initiatives will establish long-term stability for funding in infrastructure.

Management’s Discussion and Analysis
December 31, 2015	M-55	Stantec Inc.

Signs of optimism include the Ontario government announcing a $130-billion, 10-year infrastructure spending plan—$35 billion of that is earmarked for public transit and transportation—and the newly elected federal government promising to spend an additional $60 billion on infrastructure over the next 10 years. The Alberta government has committed to increase its Capital Plan to $34 billion over 5 years, a 15% increase over the amount indicated in the March 2015 budget; and the Quebec government introduced its Road Investment Plan (2015–2017), which commits $4.9 billion to maintain infrastructure quality and improve safety; this includes $830 million for road preservation, $556 million for road network development, and $500 million for road network improvement. The injection of federal infrastructure funding should accelerate the implementation of capital projects by municipalities and provinces, although there will be a lag between passages in parliament and legislatures and the start of projects.

Provincially and federally, support for the P3 model remains strong. Because of this and the trend toward larger, more complex projects to meet infrastructure demands, we anticipate P3 activity levels to remain consistent with levels seen in the past few years. Plus, more projects are expected to emerge at the municipal level, especially in the transportation sector and in nontraditional sectors like water and airports. Overall, we expect that public spending will slightly improve.

Other factors: Overall, the following factors support our outlook of stable organic gross revenue:

•	GDP growth is projected to be 1.6% in 2016, according to the Bank of Canada

•	Overnight interest rate target, currently at 0.50%, is expected to remain at or below this level in 2016, according to the Bank of Canada

•	Unemployment rate, which was 7.1% at the end of 2015, is not expected to change significantly in 2016

•	Overall weakness in metal prices is expected to persist in 2016, according to the World Bank

•	Price of oil is expected to increase from existing price levels in 2016, and US crude oil production is expected to decrease through the third quarter of 2016 before growth resumes in the fourth quarter, according to the Energy Information Administration (also impacting the US outlook outlined below)

•	Canadian dollar, recently depreciated to levels around US$0.70, is expected to remain weak throughout 2016, given the low price of oil and the anticipated increase in US interest rates

•	Total housing starts are expected to remain stable with single family housing starts expected to range from 153,000 to 203,000 units in 2016, down modestly from 2015, as suggested by The Canadian Mortgage and Housing Corporation

United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2016. The US economy continued to gain momentum in 2015, and this is expected to carry on throughout 2016. Even though growth improved in the public sector during 2015, we believe the outlook for the private sector is more favorable than for the public sector in 2016. We expect to benefit from improved economic growth and construction spending using our diverse service mix and our maturing market presence.

Private sector: Our positive outlook is reinforced by acceleration in both the housing market and consumer spending, as well as by continued strength in the job market. Growth may be hindered by the appreciating American dollar, which has eroded the global competitiveness of American goods, and by persistently slow wage growth, which could dampen domestic demand.

Management’s Discussion and Analysis
December 31, 2015	M-56	Stantec Inc.

We expect increased residential and nonresidential construction spending. In particular, we expect investment in commercial and office buildings and in manufacturing. Multifamily housing and single-family housing starts are expected to remain strong due to low housing inventory, an improving job market, and low interest rates.

The upstream oil and gas business is forecasted to be weak as exploration and production companies continue to cut capital spending in response to low oil prices. Notwithstanding the low prices, US oil and gas production remains at near historical highs, which we anticipate will drive investment in midstream infrastructure, thereby bringing product to market and positively impact our Environmental Services business operating unit. We anticipate downstream remediation work to be stable.

Our outlook for the power sector is optimistic as companies retrofit or replace aging coal generation infrastructure to comply with federal environmental regulations and increase investment in transmission and distribution assets to connect stranded renewable energy resources, replace aging infrastructure, and accommodate expanding industrial and commercial markets.

Public sector: Federal government spending has been relatively flat, but improved state and municipal finances are contributing to a more positive fiscal situation. Public spending on nonresidential construction is expected to improve in 2016.

We believe transportation funding will be positive in 2016. The recently enacted five-year US$305-billion Fixing America’s Surface Transportation (FAST) Act is designed to improve the United States’ surface transportation infrastructure, including roads, bridges, transit systems, and the rail transportation network. This represents a 5% increase in highway funding and 8% growth in public transit. We anticipate opportunities in our Water sector to increase because of new and additional regulations for water treatment, as well as renewed state and municipal government focus on flood protection, water resource management, and natural disaster risk mitigation.

We foresee that the movement toward alternative project delivery as a solution to US infrastructure build-out will continue into 2016. In particular, increases are likely to occur in design-build water projects and P3 transportation projects. With our expanding local presence and relationships, as well as a portfolio of relevant experience, we are well positioned for this market.

In general, public sector budgets are not yet back to pre-recession levels but are recovering well in most regions of the United States as government revenues increase in response to the improved housing market and economy. Therefore, the public sector market is expected to remain competitive in the near term until the volume of projects increases to sustainable levels.

Other factors: The United States remains a very large market, and our presence continues to gain critical mass and diversity across sectors. We expect our market share and performance to gradually improve throughout 2016.

The following factors support our outlook of moderate organic gross revenue growth:

•	Real GDP growth is projected to increase to 2.7% in 2016, according to the US Congressional Budget Office

•	The Federal Reserve is expected to gradually increase the federal funds rate in 2016

•	Unemployment rate, 5.0% at the end of 2015, is expected to remain at this level throughout 2016

•

In recent months, the Architecture Billings Index (ABI) from the American Institute of Architects has remained around 50.0, suggesting stable demand for design services; we anticipate that the ABI will

Management’s Discussion and Analysis
December 31, 2015	M-57	Stantec Inc.

largely remain above 50.0 throughout 2016 as nonresidential construction continues to climb back towards its pre-recession levels

•	Oil production in the United States is projected to decline over the first three quarters of 2016 and increase again in the fourth quarter of 2016, according to the Energy Information Administration; US oil production is expected to remain near historically high levels in 2016, supporting activity in the midstream oil and gas sector

•	Housing activity is expected to remain robust in 2016, with the seasonally adjusted annual rate of total housing starts expected to increase to 1,257,000 from 1,108,000 total housing starts in 2015

International

We believe that our International operations will have a slight retraction in organic gross revenue in 2016. Currently, these operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International regions are mixed. Like in Canada and the United States, we expect to leverage our local position to drive cross-selling opportunities. In our International operations, we expect to do this with clients in the United Kingdom and the Middle East.

In 2016, a decline in performance is expected in the mining sector as decreasing commodity prices drag down capital expenditures. Over the medium term, we expect the mining sector to recover, although the timing is difficult to predict due to the cyclical nature of this business. We are experiencing improved markets in the United Kingdom and an increase in healthcare projects in the Middle East, and we expect to grow organically in other sectors in International locations where we currently have a presence.

The following factors support our outlook of a slight retraction in organic gross revenue growth:

•	Capital expenditure in the mining sector is expected to continue to decline in 2016, albeit at a slower rate, given continued weakness in commodity prices

•	The World Bank forecasted GDP growth of 3.3% globally for 2016, 3.7% for the Middle East and North Africa, and 2.6% for the United Kingdom

•	Our Middle East operations are expected to continue winning infrastructure projects in 2016, and we will continue to introduce more services to existing clients

BUSINESS OPERATING UNIT OUTLOOK

Our organic revenue outlook for our business operating units for 2016 is shown in the table below:

Buildings	Energy & Resources	Environmental Services	Infrastructure

Moderate	Retraction	Stable	Moderate

Buildings

We believe that our Buildings business operating unit will experience moderate organic gross revenue growth for 2016. Overall, we anticipate that the buildings industry will continue to grow in 2016, and because of our top-tier positioning and global expertise—especially in healthcare, commercial, education, and airports—we believe we are well positioned to capitalize on this growth.

Management’s Discussion and Analysis
December 31, 2015	M-58	Stantec Inc.

We established our outlook based on our expectations, which are listed below:

•	In Canada, we expect P3 projects will continue to be released in the healthcare sector and that we will secure our share of these projects in a highly competitive environment. We believe the acquisition of Dessau in 2015 will open up our Healthcare sector to new opportunities in Quebec. In the United States, the move toward integrated project delivery continues in the healthcare sector. We anticipate increasing international opportunities in the Middle East and the United Kingdom, particularly in the healthcare and education sectors.

•	Construction spending growth is expected to be moderate in the US healthcare sector as the aging population and increased access to health insurance under the Affordable Care Act drives increased demand for healthcare services.

•	In the commercial sector, we are a recognized brand in workplace, commercial development, and retail. We anticipate leveraging our expertise to increase our market share in eastern Canada. In the United States, we anticipate that trends like investing in corporate real estate, workplaces, and multiuse buildings will continue, given improved economic fundamentals and lower office-vacancy rates.

•	In Canada, modest organic growth in our Education sector is expected over the near term. Deterioration of certain provincial government balance sheets could dampen spending for institutional building construction going forward. In the United States, colleges and universities are expected to modestly increase capital expenditures as enrolment rates grow and competition for better students, more distinguished faculty, and more research dollars drives campuses to upgrade facilities.

•	In Canada and the United States, we anticipate that the highly competitive landscape for our Industrial Buildings sector will remain stable, but the market will improve in Canada as industrial and manufacturing clients increase investment to position themselves to benefit from the low Canadian dollar.

•	In Canada, airports have recently completed major programs and are unlikely to embark on significant new investment in infrastructure, given the current economic circumstances. In the United States, we believe the airport sector will grow in 2016, and we are well positioned to secure opportunities.

Energy & Resources

We believe that our Energy & Resources business operating unit will further retract but will stabilize in the second half of 2016. We expect our Mining and Oil & Gas sectors to decline and our Power sector to remain stable.

We established our outlook based on our expectations, which are listed below:

•	In Canada, we believe the upstream oil and gas market will begin to stabilize, although at levels below those seen in recent years. As LNG projects advance and production from the oil sands increases, we expect the pace of midstream activity in the Canadian oil and gas sector to remain stable, albeit at levels well below those in recent years. In the United States, our upstream opportunities are expected to weaken in 2016 as companies continue to cut capital spending.

•	We anticipate mining activity to continue to slow as companies adjust their spending to lower commodity price levels. Our Canadian mining operation is exposed to activity in potash, a commodity with a very strong long-term outlook, and we are well positioned for opportunities in this market.

•	In Canada, we expect that transmission and distribution infrastructure growth will continue, albeit at a modest rate. In the United States, we anticipate a recovering power sector with aging infrastructure, coal-to-gas switching, the tying-in of renewable projects, transmission of power from Canada to the United States, and energy security all acting as drivers of new electrical infrastructure projects.

Management’s Discussion and Analysis
December 31, 2015	M-59	Stantec Inc.

Environmental Services

In 2016, we expect stable organic gross revenue growth in the Environmental Services business operating unit. Environmental Services operates in all sectors but primarily in the Oil & Gas, Power, Mining, Commercial, and Transportation sectors—therefore, is impacted by all of the expectations outlined for our other business operating units.

In addition to these expectations, we also based our outlook on the following:

•	In Canada, environmental scrutiny is expected to continue to increase in the oil and gas and mining sectors, especially since Canada’s newly elected federal government and Alberta’s new provincial government are both signaling their increased focus on environmental issues

•	In the United States, our Environmental Services business operating unit is forecasting growth in the power and transportation markets and stability in the commercial sector; we also expect the midstream oil and gas market to be stable

Infrastructure

In 2016, we expect moderate organic gross revenue growth in the Infrastructure business operating unit. We expect that a gradual continuation of long-term trends—particularly for population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services.

We established our outlook based on our expectations, which are listed below:

•	In Canada and the United States, we expect public infrastructure funding to increase. Geographies with higher relative population growth and economic growth will experience greater infrastructure demands in the transportation, community development, and water sectors.

•	We believe that the community development sector, primarily dependent on residential housing activity, will be strong in the United States and remain stable in Canada. Downward pressure in western Canada may occur due to the decline in commodity prices, but we anticipate continued growth in Ontario and British Columbia. In the United States, a strong job market, low interest rates, and growth in household formation all support increased strength in residential housing. Urbanization and redevelopment trends continue with a focus on increasing brownfield and transit-oriented development and a strong emphasis on community planning.

•	In transportation, we expect state, provincial, and municipal budgets to provide a stable level of funding and P3 opportunities to remain moderate in 2016 in a competitive environment. In the United States, the recently enacted FAST Act will support our transportation business. Investment in the US rail market is expected to be strong as the increased demand for freight transportation and multimodal connections spurs expenditures.

•	In Canada and the United States, we anticipate that capital spending in the water market will experience moderate growth because of new and additional regulations, aging infrastructure, and population growth. We will likely see growth that is driven by increasing demand for mitigating natural disaster risk, flood management, water resource management, and industrial treatment services in mining, oil and gas, and power.

Management’s Discussion and Analysis
December 31, 2015	M-60	Stantec Inc.

OVERALL OUTLOOK

We believe that we will achieve organic revenue growth in 2016 of approximately 2.0% when compared to 2015. This revenue will be generated mainly in regions and sectors where we have a strong community presence as a top-tier service provider.

Because of our diversity of operations, mix of clients, and flexible business model, as well as our ability to position our Company to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have met or exceeded since our initial public offering in 1994. This continued growth results from successfully executing our strategy by allowing us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America, provide expanded opportunities for our employees, and leverage our integrated management systems. Further maximizing the critical mass and maturity we have achieved in certain sectors and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints in 2016 when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

To establish our budgets for 2016, we

•	Assumed that the average value of the Canadian dollar would be US$0.74 in 2016

•	Assumed that the average interest rate would remain relatively stable in 2016 compared to 2015

•	Considered the tax rates substantially enacted at December 31, 2015, for the countries we operate in (primarily Canada and the United States) to establish our effective income tax rate

•	Expected to support our targeted level of growth using a combination of cash flows from operations and borrowings

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2015, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Allowance for doubtful accounts

Management’s Discussion and Analysis
December 31, 2015	M-61	Stantec Inc.

•	Provision for self-insured liabilities

•	Share-based transactions

•	Fair values on business combinations

•	Assessment of impairment of non-financial assets

•	Fair value of financial instruments

•	Taxes

•	Categorizing interests in other entities

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors and Cautionary Note Regarding Forward-Looking Statements sections of this report.

ACCOUNTING DEVELOPMENTS

Recently adopted

Effective January 1, 2015, we adopted the following amendments:

•	Annual Improvements (2010-2012 Cycle)

•	Annual Improvements (2011-2013 Cycle)

The adoption of these new standards and amendments did not have an impact on the financial position or performance of our Company. Note 6 to our December 31, 2015, consolidated financial statements describes these amendments and is incorporated by reference in this report.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 15 Revenue from Contracts with Customers

•	Effective Date of IFRS 15 (Amendment to IFRS 15 Revenue from Contracts)

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

•	IFRS 9 Financial Instruments

•	Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures)

•	Effective Date of Amendments to IFRS 10 and IAS 28

•	Annual Improvements (2012-2014 Cycle)

•	Disclosure Initiative (Amendments to IAS 1)

•	IFRS 16 Leases

Management’s Discussion and Analysis
December 31, 2015	M-62	Stantec Inc.

•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

•	Disclosure Initiative (Amendments to IAS 7)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2015, consolidated financial statements and are incorporated by reference in this report.

MATERIALITY

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, and amortization of intangible assets. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as an amount equal to EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR.

Debt to EBITDA Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies, divided by EBITDA. There is no directly comparable IFRS measure for debt to EBITDA ratio.

Management’s Discussion and Analysis
December 31, 2015	M-63	Stantec Inc.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as EBITDAR, divided by permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or

•	Has been awarded to us through an executed binding or nonbinding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

Risk Factors

ENTERPRISE RISK MANAGEMENT PROGRAM

To preserve and enhance stakeholder value, we approach risk management strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

THE TEAM

The team involved with risk management is made up of our board of directors, the Audit and Risk Committee, the CEO, and, the Risk Management team. Our Risk Management team includes representatives from legal, insurance, and claims management. Our Executive Leadership, Functional Services, Integrity Management, and Practice and Quality Management teams also perform key roles.

Stantec’s board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; rather, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s principal risks to the board’s attention.

Management’s Discussion and Analysis
December 31, 2015	M-64	Stantec Inc.

The Audit and Risk Committee’s oversight responsibilities follow:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to our business and strategic direction

•	Ensure that our systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Within the Company, our CEO is directly accountable to the board of directors for all risk-taking activities and risk management practices. The Risk Management team supports the CEO and mandates the ERM process.

Our Executive Leadership and Functional Services teams are responsible for identifying and mitigating principal risks. The Company’s Integrity Management team conducts fraud risk assessments for the Company’s operations and is a key control function for Stantec.

Our Internal Audit team also supports the Company’s overall risk management program by assisting the Audit and Risk Committee in the discharge of its responsibilities relating to financial controls and control deviations. As well, Internal Audit conducts internal audits in various areas of the Company and works within the ERM program framework, ensuring that the Company’s principal risks have been appropriately identified. One goal of the ERM program is to continue leveraging the expertise of Internal Audit to design better control and monitoring activities.

Finally, our Practice and Quality Management team performs a vital role: conducting internal practice audits of one-third of our offices each year to assess compliance with the ISO 90001:2008 registered Quality Management System and identifying emerging risks and areas for further improvement.

Although management remains confident about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. When appropriate, we realign our risk disclosures as part of the continuous monitoring and annual assessment of our risks. In 2015, we expanded our focus on IT-related risks to capture enterprise business continuity; external IT risks, such as information risk (cybersecurity); and internal IT risks (competence, infrastructure, and IT projects).

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that the risks will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks actually occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

Management’s Discussion and Analysis
December 31, 2015	M-65	Stantec Inc.

STRATEGIC RISKS

Strategic Positioning

Stantec focuses on achieving a strong and mature level of market presence in the geographic locations we serve, which, at this time, is principally North America. Our goal is to achieve a presence that delivers a diverse range of services to our clients. However, the Mining, Oil & Gas, and Power sectors in our Energy & Resources business operating unit are cyclical in nature and tied to commodities. A downturn in commodity prices affects our clients’ ability to fund projects, which could have a material adverse effect on our revenue and profitability.

Our Buildings, Infrastructure, and Environmental Services business operating units are more closely tied to public funding, and changes in overall economic factors do not affect these businesses as quickly as commodity pricing affects our Energy & Resources business operating unit. During economic downturns in North America, the ability of both private and government entities to fund expenditures may decline significantly, which could have a material adverse effect on revenue and profitability.

If we are unable to adjust our workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that the North American economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we serve.

Sourcing, Executing, and Integrating Acquisitions

We may not be able to locate suitable acquisitions or find potential acquisitions with terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may be available only at prices or under terms that are less favorable than they once were.

When we do acquire a company, we face a complex task: integrating that company’s operations into our own. Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Difficulties encountered while combining operations could adversely affect the combined companies’ businesses. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the main reasons for acquiring the company in the first place. Employees of the acquired company could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined company. Accordingly, we may be unable to retain key acquired employees to the extent projected at the time of acquisition.

Organic Growth

We may not be able to increase the size of our operations organically. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services provided to both our existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, we will have difficulty increasing market share and achieving growth plans.

Organic growth is also affected by factors such as economic conditions that are beyond our control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Management’s Discussion and Analysis
December 31, 2015	M-66	Stantec Inc.

OPERATIONAL RISKS

Operational Effectiveness

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, our internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If we fail to manage projects effectively, we may incur additional costs, which may in turn result in projects not being as profitable as we expected. In addition, projects that are not completed on schedule further reduce profitability: our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

Further, because of the nature of our contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require us to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with our services and are more likely to bring claims against us.

Information Risk (Cybersecurity)

Individuals and organizations are now vulnerable to cyber threats. We must therefore continue to evolve and enhance our security to protect and defend our corporate network, systems, and information against cyberattacks. If we are unable to enhance our cybersecurity to prevent or contain network and data breaches or other unauthorized access to our corporate systems, we run the risk that our service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. In addition, adversaries may seek information about critical infrastructure projects that we are engaged in; consequently, we have a critical requirement to protect sensitive project information, including as-built and future design documents.

Talent Management

We derive revenue almost exclusively from services performed by our employees. Therefore, one crucial driver of our business is our ability to attract, retain, and develop highly qualified people. There is significant competition—from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms—for talented resources with the skills necessary to provide our services. Our ability to identify talent gaps and strengthen our talent pool will enhance our strategic position among our competition. Inversely, our inability to attract and retain highly qualified staff could impede our ability to secure and complete engagements and maintain or expand client relationships. If our high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with us—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected.

Major Project Delivery

As our Company grows, we have the opportunity to work on larger and more complex projects. Historically, our business has been fee-for-service. Now, some clients are demanding alternative project delivery methods, such as bundled services for engineering, procurement, and construction (EPC), design-builds, and public-private partnerships (P3s). If we fail to respond to these market demands, clients may award these projects to our competitors. For us, this could mean lost revenue. Also, poor project management on these more complex projects could result in cost overruns and liabilities.

Management’s Discussion and Analysis
December 31, 2015	M-67	Stantec Inc.

Workplace Health, Safety & Environment

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot insure or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events. If we require additional time to complete projects or we lose employee time because of injury on projects that have sustained environmental, health, and safety incidents, we risk incurring additional costs. Further, we risk losing existing projects if our Health, Safety & Environment program and metrics fail to meet our clients’ expectations.

Reputational Harm

Reputational harm is not a stand-alone risk exposure but is often the outcome of or is interdependent with numerous other risk events. To manage our reputation, we must understand the extent to which stakeholders believe we are meeting their expectations. Our stakeholders—such as investors, employees, and clients—respond quickly to negative news about the Company, especially when we have failed to meet our commitments.

IT Competence, Infrastructure, and Project Risk

We rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications to sustain business operations and remain competitive. If we are unable to scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain our key information technology personnel, then our service delivery and revenues could be interrupted or delayed. If we do not have strong leadership in the IT field, we run the risk of failing to adequately plan and respond to our organization’s IT infrastructure needs; this could severely impair our ability to meet our clients’ needs.

Similarly, we must adequately plan for and successfully implement each initiative for the IT projects we wish to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Enterprise Business Continuity

Our offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communication plans, effective emergency response plans, and effective pandemic response plans, we put our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for our clients, which in turn could lead to client dissatisfaction and claims.

REPORTING AND COMPLIANCE RISKS

Controls and Disclosure

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in our financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value.

Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue our business operations.

Management’s Discussion and Analysis
December 31, 2015	M-68	Stantec Inc.

Regulatory and Legal Risk

We are subject to a variety of regulations and standards. Our business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Our primary regulatory and legal risks include the following:

•	Compliance with additional regulations and standards could materially increase our costs

•	Noncompliance with laws and regulations could have a significant impact on our results

•	Litigation and legal matters that we may be involved in during the normal course of business are subject to many uncertainties, and the outcome of an individual matter may be unpredictable

Market Risk

Several capital market risks affect our business. For us, two key drivers are currency risk and interest rate risk.

Currency risk: Although we report financial results in Canadian dollars, a substantial portion of revenue is generated and expenses are incurred in non-Canadian dollars. If the Canadian dollar strengthened relative to the US dollar and other currencies, the net income from our non-Canadian dollar business could decrease. This could have a material adverse effect on our business, financial condition, and results of operations.

Interest rate risk: Changes in interest rates present a risk to our performance. Our revolving credit facility carries a floating rate of interest, and we are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government bonds, corporate bonds, and term deposits.

Tax Risk

Uncertainties exist when interpreting complex tax regulations and assessing the amount and timing of deferred taxable income. Stantec is also exposed to transfer pricing risk in the following three areas: providing management services, insuring and financing operations, and cross-border labor sharing and charging for services provided to external clients. Stantec has the largest exposure when providing these services between Canada and the United States.

MANAGING OUR RISKS

Business Model

As a professional services firm, we focus on design. We typically do not take on construction risk or contribute equity in projects. We mitigate our operating, market, growth, and acquisition and integration risks through our business strategy and other measures. We focus our business on two client types: regional and local, and global and national.

Our matrix-based model—based on geographic, business operating unit, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing our organization on key client sectors. We believe this reduces our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Company from competitors by entering into both large and small contracts with a variety of fee amounts. A broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue and we work on thousands of projects for hundreds of clients. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Management’s Discussion and Analysis
December 31, 2015	M-69	Stantec Inc.

Effective Processes and Systems

Our integrated management system (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance across the Company. The scope of the system includes all critical business processes and is certified to the following four internationally recognized consensus ISO standards:

•	ISO 9001:2008 (Quality Management)
•	ISO 14001:2004 (Environmental Management)
•	OHSAS 18001:2007 (Occupational Health & Safety Management)
•	ISO/IEC 20001-1:2011 (IT Service Management)

At the heart of the IMS is our 10-point Project Management (PM) Framework that—along with the more detailed practice frameworks that exist in our business operating units—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM Framework creates consistent principles relating to project execution and helps to ensure that employees from every office are aligned with those principles. To improve PM Framework compliance in specific offices and regions, we adopt regional operating unit improvement plans. These address specific corrective actions, responsibilities, and deadlines for completion.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance for certain projects when required.

In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements. This reduces the risk of nonpayment for our services.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and systems immediately following an acquisition

As Stantec continues to expand internationally, we are developing a disciplined approach for operating outside of North America. We consider differences in accounting systems, legal structures, languages, and cultures. We also have an integration plan that involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

We are able to meet our liquidity needs and expansion strategy through various sources that include cash generated from operations, short- and long-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares.

Management’s Discussion and Analysis
December 31, 2015	M-70	Stantec Inc.

Executive Compensation

Our executive compensation philosophy remains the same: we seek to align our compensation practices with our risk mitigation strategies. We target executive compensation at approximately the fiftieth percentile (P50) of the market, while providing the opportunity to earn above P50—through variable pay in our short- and long-term incentive plans (STIP and LTIP)—when Stantec achieves its stated objectives.

We continue to provide our executives with a mix of fixed, variable, and at-risk compensation. Our annual STIP rewards near-term performance contributions to encourage executives to achieve profitable business results. Each executive has a target STIP amount, and the actual payment can range from 0% to a maximum of 200% of the target. This maximum STIP payout mitigates the risk of unreasonably high short-term compensation.

Our annual LTIP, granted to executives, includes a mix of one-third share options and two-thirds performance share units (PSUs). These incentives reward long-term performance by aligning the interests of our executives with increased shareholder returns. Additionally, the PSUs vest based on the achievement of three-year performance hurdles related to net income growth and return on equity. Our share options vest over a three-year period as well. This deferred vesting for our LTIP further encourages long-term alignment with the interests of our shareholders.

In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Our CEO is also required to maintain his share ownership requirements for at least a year following his retirement from Stantec. In addition, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

We also have an executive compensation claw-back policy which shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2015 consolidated financial statements.

Management’s Discussion and Analysis
December 31, 2015	M-71	Stantec Inc.

There has been no change in our internal control over financial reporting during the year ended December 31, 2015, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

DISCLOSURE COMMITTEE

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

BOARD OF DIRECTORS

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Bob Gomes is not independent by virtue of his service as the Company’s chief executive officer. The chair of Stantec’s board of directors, Aram Keith, is an independent director.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other executive officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2015, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

Management’s Discussion and Analysis
December 31, 2015	M-72	Stantec Inc.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent, and three of the four members are “financial experts” as the term is defined under the rules of the SEC and NYSE.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include, but are not limited to, board size, director nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and additional information will be available in the Management Information Circular prepared for our May 12, 2016, Annual General Meeting of Shareholders. As well, the following documents are posted on our website:

•	Corporate Governance Guidelines

•	Audit and Risk Committee Terms of Reference

•	Corporate Governance and Compensation Committee Terms of Reference

•	Code of Ethics Policy

•	Integrity Policy

The documents listed above are not and should not be deemed to be incorporated by reference. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

From January 1, 2016, to February 24, 2016, pursuant to our Normal Course Issuer Bid, we repurchased 572,825 and cancelled shares at an average price of $31.76 per share for an aggregate price of $18.2 million.

On February 24, 2016, the Company declared a cash dividend of $0.1125 per share, payable on April 14, 2016, to shareholders of record on March 31, 2016, an increase of 7.1% from last year.

Management’s Discussion and Analysis
December 31, 2015	M-73	Stantec Inc.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section, of our expectations regarding our key performance drivers in the Key Performance Drivers and Capabilities section, and of our targets and expectations for our regions, business operating units, and overall business outlook in the Outlook section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our targets, our expectations for our financial condition, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Executive Summary (under Core Business and Strategy , under Outlook, and under Risks), the Core Business and Strategy section, the Key Performance Drivers and Capabilities section, and the Results (under the Depreciation of Property and Equipment and the Liquidity and Capital Resources subsections) and Outlook sections of this report. This forward-looking information describes the management expectations and targets by which we measure our success and assists our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others listed under the Key Performance Drivers and Capabilities section, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities

•	Fluctuations in interest rates or currency values

•	Fluctuations in commodity prices

•	Effects of war or terrorist activities

•	Effects of disease or illness on local, national, or international economies

•	Effects of disruptions to public infrastructure such as transportation, communications, power, or water

•	Global economic or political conditions

•	Regulatory or statutory developments

•	Effects of competition in the geographic or business areas in which we operate

•	Actions of management

•	Technological changes

Management’s Discussion and Analysis
December 31, 2015	M-74	Stantec Inc.

Many of these factors are beyond our control and have effects which are difficult to predict. Future outcomes relating to forward-looking statements may be influenced by these and other factors, including, but not limited to, material and known risks, which are further described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2016 and their effect on our business. The assumptions we made in determining the outlook for each of our business operating units, our geographic areas, our annual targets, and our outlook for 2016 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 24, 2016, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2016, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis
December 31, 2015	M-75	Stantec Inc.